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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB12G

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             SMALL BUSINESS ISSUERS
       UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 000-00000

                                DSTAGE.COM, INC.
                 (Name of Small Business Issuer in its charter)


          Delaware                                           52-2195605
(State or other jurisdiction                        (IRS Employer Identification
    of incorporation or                                       Number)
       organization)


    1675 Broadway                                           (720) 904-0844
      Suite 1800                                      (Issuers Telephone Number)
Denver, Colorado 80202
(Address of principal
  executive offices)


       Securities to be registered pursuant to section 12 (b) of the Act:

                   Title of each class to be registered: NONE
         Name of each exchange on which each class is to be registered:
                                      NONE


       Securities to be registered pursuant to section 12 (g) of the Act:

                      Title of each class to be registered:
         Name of each exchange on which each class is to be registered:

                         Common stock, $0.001 par value
                         Dstage.com, Inc., Symbol (TBD)

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                                  Form 10-SB12G
                                Table of Contents
                                  ALTERNATIVE 3


Item        SUB-ITEM    DESCRIPTION                                      PAGE

PART 1.

ITEM 1.                 DESCRIPTION OF BUSINESS                            5

            1:1         Forward-Looking Statements                         5

            1:2         Business Development                               5

            1:3         Business of Issuer                                 7

            1:4         Reports To Security Holders                       36

ITEM 2.                 MANAGEMENT'S DISCUSSION AND                       37
                        ANALYSIS OR PLAN OF OPERATION

            2:1         Plan of Operation                                 37

            2:2         Management's Discussion and                       42
                        Analysis of Financial Condition
                        and Results of Operations

ITEM 3.                 DESCRIPTION OF PROPERTY                           49

            3:1         Location and Condition of                         49
                        Property

            3:2         Investment Policies                               49

            3:3         Description of Real Estate and                    49
                        Operating Data

ITEM 4.                 SECURITY OWNERSHIP OF MANAGEMENT                  50
                        AND CERTAIN SECURITY HOLDERS

            4:1         Security Ownership of Certain                     50
                        Beneficial Owners

            4:2         Security Ownership of Management                  51

            4:3         Changes in Control                                52

ITEM 5.                 DIRECTORS, EXECUTIVE OFFICERS,                    53
                        PROMOTERS AND CONTROL PERSONS

            5:1         Directors and Officers                            53

            5:2         Significant Employees                             55

            5:3         Family Relationships                              55

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            5:4         Involvement in Legal Proceedings                  55

ITEM 6.                 EXECUTIVE COMPENSATION                            56

            6:1         General                                           56

            6:2         Summary Compensation Table                        56

ITEM 7.                 CERTAIN RELATIONSHIPS AND RELATED                 57
                        TRANSACTIONS

            7:1         Previous Two Years                                57

            7:2         Exempt                                            57

            7:3         Parent Company                                    57

            7:4         Transactions with Promoters                       58

ITEM 8.                 DESCRIPTION OF SECURITIES                         58

            8:1         Common or Preferred Stock                         58

            8:2         Debt Securities                                   58

            8:3         Other Securities                                  58

PART 11.                                                                  59

ITEM 1.                 MARKET PRICE OF AND DIVIDENDS ON                  59
                        THE REGISTRANTS COMMON EQUITY AND
                        OTHER SHAREHOLDER MATTERS

            1:1         Market Information                                59

            1:2         Holders                                           59

            1:3         Dividends                                         59

ITEM 2.                 LEGAL PROCEEDINGS                                 60

            2:1         Pending Legal Proceeding                          60

            2:2         Government Authority                              60
                        Contemplating

ITEM 3.                 CHANGES IN AND DISAGREEMENTS WITH                 60
                        ACCOUNTANTS

            3:1         Accountant Dismissed                              60

            3:2         Accountant Disclosures                            61

            3:3         Detail of Subject Matter                          61

            3:4         Discussions with Board of                         61
                        Directors

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            3:5         Accountant Authorized to Issue                    61
                        Subsequent Report

ITEM 4.                 RECENT SALES OF UNREGISTERED                      62
                        SECURITIES

            4:1         Date, Title and Amount Sold                       62

            4:2         Underwriters                                      63

            4:3         Offering Price                                    63

            4:4         Exemption Applied                                 63

            4:5         Conversion Terms                                  63

            4:6         Report Items                                      63

ITEM 5.                 INDEMNIFICATION OF DIRECTORS AND                  64
                        OFFICERS
PART F/S                                                                  68

ITEM 1.                 FINANCIAL STATEMENTS                              68

PART 111.                                                                 90

ITEM 1.                 INDEX TO EXHIBITS                                 90

ITEM 2.                 DESCRIPTION OF EXHIBITS                           90

SIGNATURES                                                                91

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ITEM 1. DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

         Certain statements made in this Registration Statement are "forward-looking statements" regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Dstage.com, Inc., a Delaware corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving the growth and expansion of our business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

         Although we believe that our assumptions underlying the forward-looking statements are reasonable, some of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, particularly in view of our early stage of operations, inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

         In addition, this Registration Statement includes forward- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

1:2 Business Development

         Dstage.com, Inc., a Delaware corporation (the "Company") was incorporated on October 12, 1999 to provide support, creation and restructuring services to other development stage companies.

         For the period October 12, 1999 (Inception) to April 30, 2000, we have been in the development stage. Our activities since inception have consisted of organizing the Company, developing our business plan and raising capital. Through April 30, 2000, we have expended costs of organizing the Company and developing the business in the amount of $97,870. Approximately $67,000 of the total amount spent to date was expended for consulting services, $16,249 was expended for sales and marketing activities, $804 for Internet access and hosting, $2,528 for professional fees, $1,895 for rent, $1,269 for telephone expense, $2,134 for other expenses and $6,183 was expended for travel and entertainment. We have had no revenues as of April 30, 2000.

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         We are dependent on the continued financial support of our largest stockholder, BulletProof Business Plans, Inc. and the contributions of time from our sole officer and director Sue Perrault. While we operate independently of BulletProof Business Plans, Inc., a loss of this support in the near term could have a detrimental effect on us. BulletProof Business Plans, Inc. has assured us that only a filing of bankruptcy by us would cause a loss of their support.

         In October 1999, we issued 750,000 shares of our common stock valued at $.02 per share to BulletProof Business Plans, Inc. in exchange for $15,000 cash. In November 1999, we issued 250,000 shares of our common stock valued at $.02 per share to BulletProof Business Plans, Inc. in exchange for $5,000 cash.

         During 1999, we issued 834,569 shares of common stock valued at $16,691 ($.02 per share) to BulletProof Business Plans, Inc. as consideration for administrative expenses paid on our behalf.

         At December 31, 1999, BulletProof owned 1,834,569 shares, or 41.37%, of our outstanding common stock.

         Beginning in October 1999 and continuing through April 2000, we issued 3,350,000 shares of common stock valued at $67,000 ($.02 per share) to seven of our employees as consideration for services provided to us. Sue Perrault was issued 1,500,000 shares for ongoing organizational assistance, research and direction. Helen Chen was issued 250,000 shares for research activities used for the organization of Dstage.com. Kirk LaPoure was issued 750,000 shares for accounting and finance services. Stacie Perrault was issued 100,000 shares for research services. Eric Schiffer was issued 250,000 shares for consultation regarding the launch and organization of the company. Lan Xie was issued 250,000 shares for consultation in developing the company index. Frank Maresca was issued 250,000 shares for consultation of strategic acquisitions.

         In January 2000, we entered into a promissory note with BulletProof, our largest stockholder. The promissory note provided for us to receive advances of up to $20,000. Interest was to accrue on the unpaid principal balance at a rate equal to the prime rate. Outstanding principal and accrued interest were due and payable on demand by the stockholder. Terms of the promissory note included conversion provisions, allowing the holder to convert all funds advanced to common stock at a rate of $0.02 per share. As of April 10, 2000, we had drawn the entire $20,000 balance allowed under the BulletProof note payable agreement. On April 10, 2000, BulletProof converted the $20,000 note payable into one million shares of our common stock as full payment of the note payable balance outstanding. BulletProof thereby became a 46% stockholder.

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1:3 Business of Issuer

The Company

         Dstage.com, Inc. (the "Company") provides incubation services, research, vertical marketing and market indexes for development stage companies. We intend to become the leading source for expert support, creation, and restructuring of development stage companies by implementing four distinctive methods including utilizing Residual Intellectual Property Mining(TM), harvesting published intellectual property, focused delivery of expert resources and the development of a brand name identity. We believe that the expertise and focus of professional services companies, combined with the communications efficiencies of publishers with domain expertise, can come together to create an online destination where venture-shaping decision making is optimally supported.

         In analyzing, describing and discussing our business, we will be using certain terms and phrases that may not be readily understood. The following definitions are included to assist the reader in understanding our business:

         B2B - (Business to Business) - Referring to one business communicating with or selling to another business.

         IT - (Information Technology) - Processing information by computer.

         e-commerce - (Electronic Commerce) - Doing business online, typically via the Web or internet

         VC - A person or organization that invests money in startup or small companies.

         Intellectual Property - property that is intangible, intellectual property includes more than just copyrights, trademarks and patents; for example, customer databases, mailing lists, trade secrets and other business information are also included

         Residual Intellectual Property Mining(TM) - existing idle or underperforming technology or intangible property, program code or resources of a third party that is licensed or purchased by Dstage.com for its development and use.

         Concept Affiliate - A person, an organization, or establishment associated with Dstage.com to provide expertise to enhance a project, idea or segment of a development stage company.

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         Concept Sponsors - An individual, organization, or establishment that is presenting a product, or service idea to Dstage.com in exchange for a fee or royalty of an accepted concept,

         Reverse Incubation - seeking formation or later stage business ventures that have failed or are failing and revitalizing them in hopes of developing viable business ventures.

         Venture - A risky enterprise; an unproven business enterprise involving risk in expectation of gain

         Content - information, education or entertainment on the Internet, CD-ROMs or other software-based products.

Business Strategy

         We are a new type of 21st Century company that combines the best of the modern Internet incubators, Internet holding companies, index providers, research companies and vertical marketing entities into a concept known as Residual Intellectual Property Mining(TM), while building and operating companies that use the power of real- time interactive communications to satisfy often previously unidentified market needs. Our unique organizational structure is designed to enable each affiliate in our business model to achieve focus and strength in its market as an independent entity, but also allows it to benefit from our network of companies and the strengths of the centralized services we provide.

         We believe that this structure creates a balance of centralization and decentralization that enables each affiliate company to execute its business plan with greater speed and focus. Many of our future affiliates will be created, developed, staffed and operated internally based on ideas we generate, although from time to time we may consider ideas brought to us by other entrepreneurs or acquire interests in existing Internet companies that are strategically important to our business model. We will provide our affiliate companies with strategic expertise, operational assistance from our various in-house departments and third-party service providers, access to our business relationships both inside and outside our business model and financial support. By providing these services, we will enable the entrepreneurs managing our affiliates to concentrate primarily on the rapid execution of their business plans. In addition, our operating methods are designed to promote commercial relationships and the exchange of information and best practices among our affiliates. We plan to use our collective knowledge and resources to create new business ideas and to actively develop the business models, strategies, operations and management teams of all our affiliates.

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Business Model

         Our business model is a new form of enterprise that creates, builds and operates businesses that use the power of real-time interactive communications, including the Internet, telephony, cable and wireless, to satisfy what we believe are unmet market needs. Specializing in life sciences, information technology and advanced products and materials, we will generate ideas for new Internet-related businesses. Each idea will be tested and modeled and, if the results of the testing suggest that the idea will form the basis for a successful business, we will form and capitalize a new entity, recruit a management team, provide space and provide on-going strategic guidance, creative design, web development, accounting, legal and administrative services to the newly formed affiliate. We will operate each business as a separate company rather than as a division. In some cases, due to various circumstances, we may acquire equity interests in companies started by others.

         We intend to become the leading source for expert support, creation, and restructuring of development stage companies. We believe that the expertise and focus of professional services companies, combined with the communications efficiencies of publishers with domain expertise, can come together to create an online destination where venture-shaping decision making is optimally supported. Our strategy also involves creating a unique entity that relies on individuals and organizations to contribute to the development of new entities while still holding gainful employment at their primary posts and businesses. We intend to compensate parties that contribute to projects that further the missions of Dstage primarily with stock. Similarly, we intend to compensate parties that create or "sponsor" concepts with equity interests in new ventures developed in conjunction with Dstage with equity interests in the resulting ventures, if any. In addition to these characteristics, we believe our business model supports a strategy that is clearly unique in several ways:

         1) We regard expert literature, commonly found in marketing publications and other writings of certain professional services companies, as Residual Intellectual Property Mining(TM).

         2) To gain rights to "mining" this intellectual property, we intend to prepay license agreements, in stock, granting us rights to harvest published intellectual property for periods of 2 to 5 years.

         3) We believe that focusing the delivery of expert resources, segmented primarily by industry and secondarily by location, will provide an unparalleled utility to individuals managing and working for development stage companies, while creating an unusual means to feed purchase and media opportunities to highly targeted prospects within a highly specific context.

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         4) We intend to develop a brand identity as the definitive source for development stage resources by delivering highly concentrated content to development stage companies, helping failed and failing ventures recover, and developing new ventures for management and principal ownership by outside parties.

Acquisition Strategy

Our Affiliates

         We will create affiliate companies by continually generating ideas for innovative business models. We will measure each idea against several criteria, including whether it addresses an unmet market need, its potential to benefit our business model and its ability to generate increasing efficiencies as the business grows. Before creating or acquiring a company, we will perform thorough qualitative and quantitative analyses, create prototypes and conduct extensive consumer testing.

         We will provide our affiliates with operational assistance from our various in-house departments and third party service providers, access to our business relationships both inside and outside our business model and financial support. We will initially house most of our affiliates at our headquarters, which are designed to foster a collaborative process and a sharing of best practices among the affiliates. Our managing directors, expert professionals and operational vice presidents will provide strategic guidance as well as assistance in sales, marketing and brand management, executive recruiting, web development and information technology, and legal, finance, accounting and human resources to our subsidiaries.

         We will actively develop the business models, strategies, operations and management teams of all our affiliates throughout their lifecycles to ensure that each company benefits fully from our collective experiences. Our senior executives will serve on the boards of directors of our affiliate companies and participate in consultation and informal communications that allow us to take an active, hands-on role in the ongoing oversight and strategic management of our affiliates. Our operating methods are designed to promote commercial relationships among our affiliates, which we believe enhance the value of our overall business model. Our objective is to increase the value of our business model by continually creating new business ideas and acquiring existing businesses in markets involving real-time interactive communications that will complement our existing affiliates. We believe that we can enhance stockholder value by engaging in business through an integrated network of affiliates in which we own significant stakes over the long term.

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Industry

The Internet Industry

         The Internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation estimates that the number of Internet users will grow from approximately 256 million worldwide at the end of 2000 to approximately 502 million by the end of 2003. As a result of this dramatic increase in the number of Internet users, the dollar volume of commerce conducted over the Internet is expected to continue growing, as is the need for infrastructure and services to effectively serve this growing population of Internet users. Forrester Research estimates that the total value of goods and services purchased on the Internet by businesses and consumers will increase from approximately $406 billion in 2000 to approximately $2.7 trillion in 2004, and International Data Corporation estimates that Internet business infrastructure spending will increase from approximately $190 billion in 1999 to $917 billion in 2003. At the same time, the proliferation of other real- time interactive communications technologies such as Internet telephony, cable and wireless devices has created new opportunities to satisfy unmet market needs.

Internet Opportunities

         The Internet's growth into a mass medium has created tremendous opportunities for new companies that can take advantage of the efficiencies it provides in order to meet market demands. Online and traditional businesses can use real-time interactive communications to obtain accurate, real-time information, create more efficient markets and add a dynamic and collaborative dimension to their relationships with customers, suppliers and trading partners. Individuals are also increasingly using the Internet to streamline various household functions and to reduce their costs for consumer goods and other expenditures. We believe that there are significant opportunities for companies that can empower businesses and consumers to realize the efficiencies made possible by the Internet.

         Emerging companies face many challenges in their pursuit of success. For the reasons described below, we believe that many of these challenges are greatly intensified for Internet-related businesses: Companies must develop business models that capitalize on the Internet's unique and rapidly evolving capabilities to provide solutions demanded by consumers and businesses. This requires the relevant Internet experience and strategic vision to evaluate the viability of a given business model, the flexibility to adapt business models to address emerging opportunities and the ability to quickly establish relationships with potential suppliers, customers and strategic partners.

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         To support rapid growth and achieve a competitive advantage, emerging
Internet companies must quickly develop systems and procedures in a wide range of functional areas, including sales and marketing, operations, information technology, accounting, legal, business development, executive recruiting and human resources. This typically requires key personnel to assume responsibility for many of these functional areas simultaneously until sufficient expertise can be brought in-house or suitable service providers identified.

         Internet companies require management and technical personnel with expertise in each functional area, a deep understanding of the opportunities presented by the Internet, the ability to manage rapid growth and the flexibility to adapt to the changing Internet marketplace. Competition for people with the skills required in the Internet marketplace is intense, and the best employees demand compensation commensurate with their skills.

         Intense competition, low barriers to entry and the continual creation of new technologies and business models characterized the evolution of the Internet. Individual companies must navigate these risks on their own, often committing to business models or technology platforms without adequate information, or without the strategic relationships that would enable them to rapidly adapt their businesses to changing market conditions.

Growth of Business to Business ("B2B") E-Commerce

         The Internet's substantial growth creates tremendous market opportunities for companies that connect buyers and sellers, and companies that create applications and systems for traditional businesses wishing to engage in e- commerce. Historically, B2B e- commerce has occurred through electronic data interchange over proprietary networks, which are costly and available only to a limited number of participants. The Internet provides an open platform with common communication protocols to build efficient, cost-effective networks that facilitate e-commerce. As Internet- based network reliability, speed and security have improved in recent years and as more businesses have connected to the Internet, traditional businesses are beginning to use the Internet to conduct e-commerce and exchange information with customers, suppliers and distributors. While the business-to-consumer e-commerce market currently is significant in size, estimated by IDC to have encompassed $15 billion in goods and services in 1998, the B2B e- commerce market is larger and is predicted to grow dramatically. Forrester Research projects that the United States B2B e-commerce market, which Forrester Research defines as the intercompany trade of hard goods over the Internet, will grow from $43 billion in 1998 to over $1.3 trillion by 2003. IDC projects that the Western European B2B e-commerce market will grow from $3.8 billion in 1998 to over $350 billion by 2003.

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         We believe that the B2B e-commerce market is beginning a period of rapid development and growth for the following reasons:

         o Expanded Access to New and Existing Customers and Suppliers. Traditional businesses have relied on their sales forces and purchasing departments to develop and maintain customer and supplier relationships. This model is constrained by the time and cost required to exchange current information regarding requirements, prices and product availability, and the difficulty of cost-effectively locating new customers and suppliers and managing existing relationships. Traditional businesses can leverage the Internet to obtain and communicate real-time, accurate information regarding requirements, prices and products to a global audience, including suppliers, customers and business partners. This makes it easier for businesses to attract new customers and suppliers, improve service and increase revenue. .

         o Increased Efficiency and Reduced Cost. Traditional businesses can utilize the Internet to automate their internal operations, including manufacturing, finance, sales and purchasing functions. The Internet can also be used to increase information flow and access throughout an organization. This increases operational efficiency by reducing the time, costs and resources required to transact business, lowering inventory levels and procurement costs, and improving responsiveness to customers and suppliers.

Principal Products, Services and Markets

Reverse Incubation

         We believe the growth of private and public funding of early stage Internet companies foretells of the inevitable failure for many of these ventures. Part of our strategy involves creating a fund to acquire technology from failing Internet companies, or the ventures in their entirety, at liquidation valuations as more Internet ventures fail. We also intend to use a growing pool of entrepreneurial executives and technicians to develop and produce new ventures sponsored by Dstage.com. These ventures will be staffed temporarily by Dstage affiliates and outside professionals and organizations involved with their organization and very early stage development. In exchange for participation, these parties will receive a significant equity interest in the proposed ventures. These concepts and ventures will then be sold or otherwise transferred to outside VC firms, organizations, or other institutions wishing to operate the ventures.

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Professional Services Content

         While industry experts have been providing focused consulting for niche pieces of the development activities since the beginnings of industry, no one organization has brought together all of the necessary experts into one centralized online source. We will accomplish this by prepaying industry experts with stock in the Company. For this ownership consideration, each content provider will supply Dstage 5 years worth of intellectual property to be updated at least annually. We realize that while the separate economies of the world are melding into one global economy, most companies will always have regional needs. Therefore, as we recruit industry experts, an eye will be placed on ensuring the pool of experts is not only functionally diverse, but also geographically diverse.

Dstage Indexes

         Our index service will be comprised of the Dstage 100, Dstage Bio Index, Dstage IT Index and the Dstage Advanced Index.

         The Dstage 100 will feature the top 100 public Dstage companies, as valuated by our executive staff. The Dstage Bio Index will be a proprietary ranking of selected private biotechnology firms. The Dstage IT Index will list a proprietary ranking of selected private Information Technology firms, while the Dstage Advanced Index will include proprietary rankings of selected private advanced products and materials firms.

Research

         We will provide research and advice on Internet commerce. Senior executives at client companies will utilize our research to make informed business decisions in a complex and rapidly changing Internet economy. Our research, which focuses solely on the global Internet economy, provides our clients with comprehensive views of industry trends, forecasts and best practices. Our analysis and advice, supported by extensive proprietary data, will emphasizes specific, actionable findings that enable companies to develop effective business strategies for Internet commerce, as well as to utilize the Internet to more effectively operate their business. We will also produce a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of our analysts and the leading decision makers in the Internet and technology industries.

         We will provide our research services primarily through annual subscriptions to our research web site. The site will be a combination of proprietary written analysis, supporting data and access to our analysts. Our Web site will offers clients easy access to our research, products that deliver customized views of our data and analysis and the ability to efficiently communicate with our analysts. Our research will be informed and supported by a dedicated data research group.

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Research Services

         We will provide our clients with a wide range of proprietary research, data and advisory analysis that will be structured as a continuous analytical service. We will design our Research Services to enable companies to make intelligent business decisions about Internet commerce and consumer and business use of the Internet and related technologies. These research products and services define business and strategic goals, identify revenue opportunities, evaluate business models, analyze marketing strategies, assess enabling technologies and provide advice on organizational structures and vendor selections. The size of our Research Services contracts will vary depending on the number of Research Services that are purchased and the number and type of users at the client company.

         A key component of our Research Services is access to our research analysts for discussions and debate related to their research topics. Our clients will typically seek advice or have questions regarding new business or marketing initiatives, best practices, new opportunities or competitive threats, market forecasts and/or the value of mergers and strategic partnerships. To facilitate the efficiency of this inquiry, clients will submit issues or questions initially to our dedicated client inquiry staff via telephone or e-mail. The client inquiry staff, which will consist of trained research professionals who are familiar with all of our products and services, coordinates the responses and actively manages access to the analysts.

         We will continually evaluate the market demand for additional Research Services including business-to-business infrastructure, customer service and content infrastructure issues. We will also seek out and receive input from our research analysts, our sales representatives who will be in constant contact with existing and potential clients and our marketing staff as to the demand for specific research and our ability to provide coverage. We will also examine a variety of empirical data, including breadth of applicability, uniqueness of the offering, competitive value and ease of communication.

         We will divide our Research Services into Internet Strategies, which offers broad prescriptive advice relevant to all online ventures, and Market Strategies, which targets specific industries and geographic regions. [Analyst Research Product Architecture
Chart]

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         We will further classify these Research Services into the following six categories:

         o Marketing & Revenue: Provides analysis and data required to create business plans for the Internet economy. These services focus on online distribution dynamics, Internet revenue opportunities and interactive sales and marketing strategies.

         o Operations & Infrastructure: Provides management strategies, cost metrics, vendor evaluations and best practices to drive business decisions and improve operating results. These services will analyze the operations, infrastructure and personnel investment required of Internet businesses.

         o Technology & Platforms: Identifies and predicts critical developments in consumer, site and business adoption of new applications, technologies and platforms. These services will analyze the business need and opportunities surrounding developments such as wireless Internet access, digital distribution of music and broadband applications.

         o Executive Management: Our Executive Program will be specifically targeted at chief executive officers and other senior executives across all industries. This service will analyze the most important trends in the Internet economy, providing insight, direction and vision to senior executives into both major corporations and Internet start-ups. We will provide analysis and data that will drive major shifts in corporate strategy resulting from Internet opportunities and threats.

         o Industries: Provides analysis and insights into the particular issues that companies face as the Internet transforms the vertical industries in which they operate. These services will provide the unique perspective, detailed data, industry forecasts and benchmark studies to make key business decisions in a particular industry or competitive environment.

         o Regions: Provides analysis and data specific to important and growing regions in the Internet economy. These services will identify market opportunities, competitive dynamics and consumer online behavior in various countries and regions. A critical component of these services will be the consumer survey data and market forecasts that provide both domestic and foreign corporations the region-specific analysis required to make strategic planning decisions.

         The Research Services program will be designed to provide business executives with the most up-to-date research and analysis. We will provide written reports on a regular basis as well as ongoing access to our research analysts in order to answer specific questions or clarify information relating to the practice topic.

         We will also provide other research products and services to clients, including book-length research reports and customized research. We will also perform customized, client-focused research projects relating to Internet commerce on a limited basis. These projects will allow our clients to take advantage of the knowledge and experience of our research analysts and to develop structured, detailed responses to specific issues relevant to their business. Custom studies often form the basis to explore a new Research Service and, like our book-length studies, are an effective way to expose new companies and executives to our research products and services.

Key Factors In Our Process

Our Method

         Our method is a new form of enterprise designed to focus exclusively on market growth in the Internet industry and other interactive communications markets. We will operate each business in our network as a separate company rather than as a division. As a result, each business retains the adaptability and entrepreneurialism of a small company while benefitting from the economies of scale, information sharing and other synergies associated with inclusion in our business model. In addition, each affiliate will have its own pool of equity to provide a compelling incentive to recruit and retain top talent. We believe that we will provide our affiliates with all of the necessary resources to meet the challenges faced by emerging Internet companies in their formation, development and growth. Our experience in creating, building and operating businesses enables us to quickly and efficiently bring innovative new companies to market and to build our existing companies into market leaders. Our method consists of idea generation, selection and analysis, company building and operational support and strategic guidance and direction.

Our Creative Process

         We will create most of our ideas for companies internally through frequent brainstorming sessions. For several reasons, including that we believe that we are in a unique position to create superior ideas internally, the creativity of our idea team, our people have accumulated operating experience throughout their careers by helping to develop ideas into mature companies, our idea selection process, which both filters and improves ideas by refining the business model of each affiliate and our continuous process of prototyping and developing new business concepts. We will also gather ideas externally from individuals and teams that come to us with passion and industry experience in a particular field. We believe we are in a strong position to attract high-quality external ideas because of the entrepreneur-friendly environment we will create. Furthermore, we believe that the mentoring and services that we provide are very attractive to people and teams with passion for creating, building and operating world-class companies. Our services and infrastructure will provide an environment that can substantially improve a company's time-to- market and potential for success. In considering Internet business ideas brought to us by others and evaluating investments in and acquisitions of Internet companies, we apply the same strict criteria we would apply to our own ideas, and we consider whether we could add value to the development of the business by redefining its business model to create previously unexploited growth opportunities.

         We apply a number of criteria in choosing whether to create or acquire a business. We apply these criteria during our idea selection process, where each idea is analyzed and weighed against other ideas for prioritization in advance of company building. Our analysis includes an evaluation of certain basic questions, including does the business address a large, previously unidentified market need, or does it have a significantly better solution for an already identified market need? Also, does the business satisfy the need in a unique way, with a business model that we believe is superior to the other solutions? In addition, is the business model scalable, with increasing operating efficiencies as the business grows? Another criteria is whether there are there sufficient barriers to entry, and can the business grow fast enough to benefit from a first-mover advantage? Will the business's customers have an incentive to refer new customers to the business's offerings? Does the business have a sustainable competitive advantage, such as network effects that make the business' offering increasingly valuable as more customers use it? Can the business provide an attractive value proposition to potential strategic partners? If an idea or business ranks highly with respect to these criteria, we evaluate whether the business would contribute to the overall strength of our business model.

Expert Support

         At all stages of an affiliate's growth, our internal management team will continually communicate the best practices we have learned by providing management mentoring, market intelligence and operational support. Our organizational goal is to achieve an optimal balance between centralization and decentralization. We believe that synergy among our affiliates will be achieved at many levels. As the corporate network hub, we are able to observe and encourage relationships between our affiliates. We enable our entrepreneurs to concentrate primarily on the rapid execution of their business plans by providing them with operational support and access to our collective resources. We believe that the support we provide to our affiliates reduces the rate at which they consume capital, slowing the need for additional dilutive investments.

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

Affiliate Collaboration

         Our business model provides an environment for informal and formal collaboration among our affiliates. Early stage companies in particular will benefit from the collective experience of our professionals and the other affiliates who have addressed issues similar to those facing them. The CEO's and other department heads of our affiliates will gather regularly to share knowledge and discuss issues of common interest. Personnel from various functional areas, including marketing, sales, human resources, and technology, will also meet regularly to exchange ideas and leverage their combined experience. All our affiliates will have access to our intranet, which will contain valuable information about web development and management information systems, accounting and human resources procedures and network-wide marketing and business development arrangements. Our affiliates will also collaborate formally with one another.

Marketing Strategy

Market Opportunities for Emerging B2B E-Commerce Companies

         We believe that there are significant opportunities for companies that can assist traditional businesses in using the Internet to create more efficient markets and enable e-commerce. We call these companies B2B e-commerce companies. We focus on two types of B2B e-commerce companies: market makers and enabling service providers. .

         Market Makers. Market makers bring buyers and sellers together by creating Internet-based markets for the exchange of goods, services and information. Market makers enable more effective and lower cost commerce for traditional businesses by providing access through the Internet to a broader range of buyers and sellers. Market makers typically operate in a specific industry or provide specific goods and services across multiple industries. Market makers tailor their business models to match a target market's distinct characteristics.

         We refer to market makers operating in a particular industry as vertical market makers, and to market makers operating across multiple industries as horizontal market makers. Vertical and horizontal market makers may:

         o        Act as principals in transactions;

         o Automate business processes so as to make them more efficient;

         o Operate exchanges where buyers and sellers dynamically negotiate prices; or

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

         o Facilitate interaction and transactions among businesses and professionals with common interests by providing an electronic community.

         o        Market makers may generate revenue by:

         o        Selling products and services;

         o Charging fees based on the value of the transactions they facilitate;

         o Charging fees for access to their Internet-based services; or

         o        Selling advertising on their Web sites.

         Enabling Service Providers. Enabling service providers sell software and services to businesses engaged in e-commerce. Many businesses need assistance in designing business practices to take advantage of the Internet, and in building and managing the technological infrastructure needed to support B2B e-commerce. Enabling service providers help businesses in the following ways:

         o Strategic Consulting and Systems Integration. Strategic consultants assist traditional businesses in developing their e-commerce strategies. Systems integrators develop and implement a technological infrastructure that enables e-commerce. Systems integrators also integrate e-commerce applications with existing enterprise applications. Strategic consultants and systems integrators typically charge their clients on a project-by-project basis.

         o Software Providers. Software providers design and sell software applications, tools and related services that support e-commerce and integrate business functions. Software providers may sell or license their products.

         o Outsourced Service Providers. Outsourced service providers offer software applications, infrastructure and related services designed to help traditional businesses reduce cost, improve operational efficiency and decrease time to market. Outsourced service providers may charge fees on a per-use or periodic basis.

Sales Strategy

Sales and Marketing

         We believe that the marketing expertise and assistance we will offer our affiliates enables them to establish their brands and draw traffic to their websites more quickly than many stand-alone competitors. We will provide guidance to our affiliates' sales, marketing, product positioning and advertising efforts through regular meetings attended by the appropriate staff from each of our affiliates. We will employ a marketing staff to coordinate marketing resources for all our affiliates. We will also provide our affiliates with a centralized clearinghouse for marketing- related information, access to market research, advertising services, public relations functions, including promotion of our affiliates as members of our business environment, and logo design and related branding services.

Support Methods for Products and Services

Professional Support

         We will employ seasoned legal, finance and accounting professionals who will provide guidance to our affiliates in areas such as intellectual property protection, contracts, domain name negotiations, licensing, deal structuring and negotiating, corporate finance, accounting, treasury functions and financial reporting. We also will provide administrative and human resources assistance to our affiliates, including advice and support on tax preparation, payroll, benefits, hiring, human resource compliance, orientation and termination. We will host seminars on topics such as recent accounting pronouncements affecting Internet companies, trademark and domain name protection, employment law issues and stock option administration for all the relevant employees of our affiliates. In addition, as a result of the economies of scale provided by our business model, we will enable our affiliates to obtain favorable rates on insurance, health benefits and other services. We will also enable our affiliates to gain access to resources and discounted rates with professional service providers including accounting firms, law firms and public relations agencies.

Fiscal Assistance

         We will help our companies raise capital from third parties by introducing them to appropriate investors. Through our affiliated venture capital funds and the relationships our management team maintains with a broad range of current and potential investors, we will be able to match providers of capital with appropriate business opportunities in our business model. We will also provide direct financial support in the form of early-stage investments and participation in later financing rounds.

Sharing Knowledge

         At inception and throughout their lifecycles, we will provide our affiliates with the collective knowledge and expertise of our senior management and the combined power of our business model. We believe that the strategic guidance and direction we will provide to our affiliates will enhance their ability to formulate viable business models, manage rapid growth and adapt quickly to the changing marketplace.

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

Growth Strategy

         Our objective is to enhance the value of our business model by continually creating new business ideas and actively developing the strategies, operations and management teams of our affiliates throughout their lifecycles.

         We intend to create and build new Internet businesses and evaluate potential strategic acquisitions to increase the overall value of our business model. Before any new business idea becomes a part of our business model, or before we pursue any strategic acquisition, our internal strategy teams must first demonstrate that the idea or business has the potential to become a market leader. Any strategic acquisition or new business idea must add value to our business model. In addition to creating and acquiring Internet businesses, we intend to pursue opportunities in other growing markets that involve real-time interactive communications.

         As our business model grows and matures, we intend to expand the breadth and effectiveness of our future network efficiencies and increase cooperation and intra-network commercial arrangements. As the Internet matures and competition among Internet companies increases, we anticipate that our shared resources and intra- network collaboration will offer our affiliates even more compelling advantages over companies operating independently.

         We believe that we can enhance stockholder value by engaging in business through an integrated network of affiliates in which we own significant stakes over the long term. We intend to generate revenues and income primarily from the operation of our affiliates. On a limited number of occasions, we will sell interests in our affiliates when we no longer have the ability to significantly influence their operations, and we may be faced with circumstances in the future that make it appropriate to sell part or all of our interest in a particular affiliate.

New Products and Services

Challenges Facing Emerging B2B E-Commerce Companies

         We believe that emerging B2B e-commerce companies face certain challenges, including:

         o Developing a Successful Business Model. B2B e-commerce companies must develop business models that capitalize on the Internet's capabilities to provide solutions to traditional companies in target industries. B2B e- commerce companies require industry expertise because each industry and market has distinct characteristics including existing distribution channels, levels of concentration and fragmentation among buyers and sellers, procurement policies, product information and customer support requirements. B2B e-commerce companies also require Internet expertise in order to apply their capabilities to their target industries.

         o Building Corporate Infrastructure. Many B2B e-commerce companies have been recently formed and require sales and marketing, executive recruiting and human resources, information technology, and finance and business development assistance. These companies also require capital as significant resources may be required to build technological capabilities and internal operations.

         o Finding the Best People. Entrants into the B2B e-commerce market require management with expertise in the applicable market, an understanding of the Internet's capabilities, the ability to manage rapid growth and the flexibility to adapt to the changing Internet marketplace. We believe that very few people have these skills, and those that do are highly sought after. To be successful, companies must attract and retain highly qualified personnel.

         We believe that the most successful B2B e-commerce companies will rapidly identify market demands and move quickly to satisfy those demands. B2B e- commerce companies that accomplish this goal may establish new standards, gain market share, secure critical partnerships and create a brand name, making competition more difficult for new entrants. In addition, B2B e-commerce companies must keep abreast of Internet and industry-specific developments and adapt to a rapidly changing environment.

Competitive Business Conditions

Competition

         Competition for Internet products and services is intense. As the market for B2B e-commerce grows, it is expected that competition will intensify. Management expects competition to increase both from existing competitors and new market entrants for various components of its services and products. These include companies that provide incubation services such as idealab! and eCompanies, Internet holding companies such as Internet Capital Group and CMGI, index providers such as Dow Jones and NASDAQ, research firm such as Jupiter Communications and vertical market companies such as e-Chemicals. Although these other alternatives exist, none currently offer our ability to "mine" Residual Intellectual Property Mining, focus the delivery of expert resources to individuals managing development stage companies, and create a brand identity as the ultimate source for development state resources by delivering highly concentrated content to development stage companies. Despite these advantages incubation companies, Internet holding companies, index providers, research firms and vertical market companies still pose a threat to us.

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

         Incubation Companies: Companies such as idealab!, SOFTBANK, and Iron Street Labs invest in the very early stages of promising Internet startups. Finding very few barriers to entry it is relatively easy to become an incubator, although those companies that aren't able to offer unique services to startups aren't likely to be successful. Full service incubators such as idealab! offer everything from office space to marketing to seed capital to business development. When starting a business, 90% of an entrepreneur's time and resources are typically spent raising money, finding partners, locating office space and numerous other tasks necessary when forming a company. The remaining 10% is spent on the important issues such as marketing and product development, the things that will ultimately make or break us in the marketplace. Using an incubator frees up their time to concentrate on the critical matters at hand while the other essential ingredients are being skillfully taken care of. These incubator companies will not be direct competition for us, as we will be more of a re-incubator, assisting companies with great ideas that failed to succeed in their initial startup.

         Internet Holding Companies: There are numerous companies such as Internet Capital Group and CMGI that assist and invest in new companies. CMGI concentrates on content, marketing, advertising and e-commerce. Currently, CMGI has stakes in over 60 Internet companies including AltaVista, Lycos, Vicinity and Engage Technologies. CMGI invests in companies through its Ventures funds and nurtures new companies in-house. It is believed that substantial opportunities exist for companies such as these that can help conventional companies use the Internet to develop markets and implement e-commerce. ICG concentrates on two distinct types of companies: market makers and infrastructure service providers. Market makers generally operate in a specific industry, bringing together sellers and buyers for the exchange of services, information and goods. Infrastructure service providers sell services and software to companies involved in e-commerce, assisting businesses in developing business strategies to take advantage of the Internet. While these types of companies offer satisfactory services they don't provide the breadth and depth of resources that development stage companies will find at Dstage.com.

         Vertical Market Companies: Companies in the vertical market segment typically operate in a specific market such as auto parts, chemicals or livestock. Companies such as e-Chemicals, AgProducer Network and AUTOVIA Corporation providing distribution channels, products and services for their specific industries. e-Chemicals provides an Internet-based marketplace through which it sells a variety of industrial chemicals to businesses, eliminating the conventional distribution channels that overload customers with high administrative and transaction costs. e-Chemicals offers online support along with efficient Web-based ordering and logistics systems.

         Research Firms: The Internet has forever changed the way that business is conducted. The rapid growth of Internet commerce has led to an increase in groundbreaking services, products and technologies, making it extremely difficult for the average business to compete against new companies trying to keep up with the vast number of technological changes. Most of these companies do not have the resources available in-house to generate the extensive research on the issues and developments that are taking place daily in the ever-changing Internet environment. Companies such as Jupiter Communications and Forrester Research provide timely and trustworthy information analyzing consumer and market trends, the industry forecast, competitive landscape, and effective marketing and sales operations. These companies have extensive staff to provide research in a wide range of industries to help executives make informed business decisions. Dstage will be providing in-depth research using proprietary information mined from leading sites, eliminating the need for a large staff of analysts.

         In addition, we face competition from service and capital providers including publicly traded Internet companies, venture capital companies, large corporations and Internet holding companies. Many of these competitors have greater financial resources and brand name recognition than we do. Although we believe our method and our brand differentiate us from our competitors, competition from these companies may limit our opportunity to hire quality entrepreneurs and other personnel to launch and support companies, or to acquire interests in attractive companies brought to our attention by others. If we are unable to hire quality entrepreneurs and other personnel to launch and work at our companies, or to acquire interests in attractive companies, we may not be able to meet our objective of expanding our business model.

         Competition for Internet products, services and personnel is intense. As the markets for Internet infrastructure, services, commerce and content grow, we expect that competition will intensify. Barriers to entry are generally low, and competitors may be able to offer products and services at a relatively low cost. In addition, our affiliates compete with other Internet companies, including our other affiliates, to attract and retain talented employees with relevant experience, and some of them also compete to attract and retain a critical mass of buyers and sellers. Several companies offer solutions that compete with those offered by one or more or our affiliates, and we expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Although we intend to launch and acquire new businesses that are complementary to the companies in our network, on occasion competition among our companies has arisen as a result of business combinations or other developments.

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

Sources and Availability of Raw Materials

         We provide services that do not require raw materials.


Customer Dependence

         As a service provider to a wide range of companies, we do not anticipate relying on any large single customer for a majority of our business.

Intellectual Properties

Intellectual Property

         We have developed various software applications for use within our network. Our trademarks, patent applications and Internet domain names are an extremely important part of our business. Likewise, the trademarks, patentable inventions and domain names used by our affiliates are important parts of their businesses. From time to time, we also register or acquire domain names that we believe may be useful to us or our affiliates in the future. Risks regarding our intellectual property rights and those of our affiliates are described in more detail under "Risk Factors--Risks facing our affiliates--Claims of intellectual property infringement by third parties against our affiliates could cause them to incur expenses or become involved in litigation".

Technology

         We will maintain a highly experienced technology team of professionals dedicated to helping our affiliates with all facets of their initial and continuing web development process and information systems strategies. Many of our affiliates will share software tools initially developed by our technology team, freely exchanging improvements with other affiliates. We will also offer our affiliates access to common information technology systems that enable them to cost-effectively manage their electronic mail hosting, website hosting and other functions. Due in part to the web-related resources we will offer to newly formed affiliates, we believe that our affiliates will be able to substantially reduce the costs associated with launching their websites and substantially shorten their times to launch.

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

Government Approval of Products and Services

Government Regulations

         There are currently few laws or regulations directed specifically at Internet businesses. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from website visitors and related privacy issues, pricing, content, copyrights, trademarks, online gambling, distribution, taxation and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and Internet businesses, which could decrease the revenue of our affiliates and place additional financial burdens on them. Laws and regulations directly applicable to electronic commerce and Internet communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on our business or those of our affiliates, they add to the legal and regulatory burden faced by Internet commerce and content companies.

         To some extent, the rapid growth of the Internet in the United States has been due to the relative lack of government intervention in the marketplace for Internet access, which may not continue in the future. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted which could burden Internet infrastructure and services companies and slow the rapid expansion of the Internet and its availability to new users.

         The growth of the Internet and electronic commerce may lead to the enactment of more stringent consumer protection laws. The Federal Trade Commission may use its existing jurisdiction to police electronic commerce activities, and it is possible that the Federal Trade Commission will seek authority from Congress to regulate certain online activities. The Federal Trade Commission has already issued for public comment proposed regulations governing the collection of information online from children. Generally applicable laws may affect us and our affiliates. The exact applicability of many of these laws to Internet infrastructure and services companies and Internet commerce and content companies, however, is uncertain.

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

Investment Company Act

         The Investment Company Act of 1940 provides a set of regulations for companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. A company may become subject to regulation under the Investment Company Act if it owns "investment securities" with a value exceeding 40% of the value of its total assets. Although we are in the business of creating, building and operating new Internet companies, we could become subject to regulation under the Investment Company Act if enough of our future interests in our affiliates are considered investment securities under the Investment Company Act. Regulations applicable to investment companies are inconsistent with our fundamental business strategy of promoting collaboration among our affiliates. In order to avoid these regulations, we may have to take actions that we would not otherwise choose to take.

Cybersquatting

         In 1999, Congress enacted anti-cybersquatting legislation to address the practice of domain name piracy. The legislation is designed to limit the practice of registering an Internet address of an established trademark with the hopes of selling the Internet address to the affected company. The legislation also includes a prohibition on the registration of a domain name that is the name of another living person, or a name that is confusingly similar to that name. The scope of this legislation has not been precisely defined. We, or our affiliates, may be subject to liability based on our or their use of domain names or trademarks that allegedly infringe the rights of third parties.

Taxes

         Congress enacted a three-year moratorium, ending on October 21, 2001, on the application of "discriminatory" or "special" taxes by the states on Internet access or on products and services delivered over the Internet. Congress further declared that there will be no federal taxes on electronic commence until the end of the moratorium. However, this moratorium does not prevent states from taxing activities or goods and services that the states would otherwise have the power to tax. Furthermore, the moratorium does not apply to certain state taxes that were in place before the moratorium was enacted.

Recent Tax Developments

         A key House committee on May 4, 2000 unexpectedly approved a five-year extension of the moratorium on new taxes that target the Internet. The highly controversial measure, attacked by traditional retailers and local tax authorities, was not even expected to be taken up in 2000. But congressional leaders have pushed the legislation forward, and an approval by the full House is widely expected. Under current law, the tax moratorium would end in October 2001. The legislation approved May 4 by the House Judiciary Committee would extend the exemption until 2006.

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

         With the projected boom in the Internet, state and local jurisdictions would lose $8 billion in tax revenues annually by 2004, according to Forrester Research in Cambridge, Mass. Internet retailers say they are subject to the same rules applying to mail order firms, which collect sales taxes only in states in which they have operations. The current legislation would prevent states and localities from targeting Internet sales for additional taxes. As Internet sales heat up, the issue is bound to grow in importance. In 1999, consumers spent about $20.3 billion online, according to Forrester. By 2004, an estimated 7% of U.S. retail sales will be made using the Net, compared with roughly 2% currently.

         There are currently three Internet bills that congressional leaders are trying to push through the House as quickly as possible. The others include a bill to permanently prohibit any tax on Internet access and a second measure that would repeal the 3% telephone excise tax. The three bills, which could reach the House floor as early as the middle of May, are aimed at insulating consumers buying goods on the Internet from the kind of taxes they pay in stores on Main Street. The measures have met with such little resistance that even opponents say an extension of the Internet tax moratorium is all but inevitable in the House.

         The advent of long distance calling over the Internet, for instance, could one day rival the $90-billion market for long- distance dialing over ordinary telephone lines. A recent University of Tennessee study has forecasted losses even higher than other estimates. According to their report, by 2003 states could start losing as much as $20 billion annually in all categories of tax revenue if the Internet remains largely free of taxes.

Privacy Issues

         Both Congress and the Federal Trade Commission are considering regulating the extent to which companies should be able to use and disclose information they obtain online from consumers. If any regulations are enacted, Internet companies may find some marketing activities restricted. Also, the European Union has directed its member nations to enact much more stringent privacy protection laws than are generally found in the United States and has threatened to prohibit the export of some personal data to United States companies if similar measures are not adopted. Such a prohibition could limit the growth of foreign markets for United States Internet companies. The Department of Commerce is negotiating with the Federal Trade Commission to provide exemptions from the European Union regulations, but the outcome of these negotiations is uncertain.

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

Effects of Government Regulations on Business
Government Regulation; Legal Uncertainties

         In the United States and most countries in which we will conduct our major operations, we are not currently subject to direct regulation other than pursuant to laws applicable to businesses generally. Adverse changes in the legal or regulatory environment relating to the interactive online services and Internet industry in the United States, Europe, Japan or elsewhere could have a material adverse effect on our business, financial condition and operating results. A number of legislative and regulatory proposals from various international bodies and foreign and domestic governments in the areas of telecommunication regulation, access charges, encryption standards, content regulation, consumer protection, intellectual property, privacy, electronic commerce, and taxation, among others, are now under consideration. We are unable at this time to predict which, if any, of such proposals may be adopted and, if adopted, whether such proposals would have an adverse effect on our business, financial condition and operating results.

         Moreover, the manner in which existing domestic and foreign laws (including Directive 95/46/EC of the European Parliament and of the European Council on the protection of individuals with regard to the processing of personal data and on the free movement of such data, to become effective in the individual member states by October 24, 1998) will or may be applied to online service and Internet access providers is uncertain, as is the effect on our business given different possible applications. Similarly, we are unable to predict the effect on us from the potential future application of various domestic and foreign laws governing content, export restrictions, privacy, consumer protection, export controls on encryption technology, tariffs and other trade barriers, intellectual property and taxes.

         We will rely on Internet services, in part, through data transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for wire line communications. We are not currently subject to direct regulation by the Federal Communications Commission (the "FCC") or any other governmental agency, other than regulations applicable to businesses generally. However, in the future we or one of our future partners could become subject to regulation by the FCC or another regulatory agency as a provider of basic telecommunications services. For example, a number of long distance telephone carriers recently filed a petition with the FCC seeking a declaration that Internet telephone service is a "telecommunications service" subject to common carrier regulation. Such a declaration, if enacted, would create substantial barriers to our future entry into the Internet telephone

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

market. The FCC has requested comments on this petition, but has not set a deadline for issuing a final decision. Also, a number of local telephone companies have asked the FCC to levy access charges on "enhanced service providers," which may be deemed to include ISPs. Although the Chairman of the FCC has indicated his opposition to levying service charges against ISPs, local interconnection charges could be levied in the future. Moreover, the public service commissions of certain states are exploring the adoption of regulations that might subject ISPs to state regulation.

         The recently enacted Telecommunications Act of 1996 (the "Telecommunications Act") contains certain provisions that lift, or establish procedures for lifting, certain restrictions relating to the RBOCs' ability to engage directly in the Internet access business. The Telecommunications Act also makes it easier for national long distance carriers such as AT&T to offer local telephone service and allows RBOCs to provide electronic publishing of information and databases. Competition from these companies could have a material adverse effect on some of our future plans.

         As Internet commerce continues to grow, the risk that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services, increases. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally.

         Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for our services.

         One or more states may seek to impose sales tax collection obligations on out-of-state companies potentially like us that may engage in or facilitate electronic commerce throughout numerous states. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from these activities.

Effects of Compliance with Government Regulation

         We will be subject to various federal, state and local laws, rules and regulations affecting our Internet businesses and operations. We and each of our potential partners may be subject to various licensing regulation and reporting requirements by numerous governmental authorities which may include Internet (domestic and worldwide) oversight regulations, production, manufacturing, OSHA, securities, banking, insurance, building, land use, industrial, environmental protection, health and safety and fire agencies in the state or municipality in which each business is located. Difficulties in obtaining or failures to obtain the necessary approvals, licenses or registrations, and unforeseen changes in government regulations directly affecting the Internet could delay or prevent the development or operation of a given business.

Future Regulation Could Increase Costs

         As Internet e-commerce providers, we are not currently directly regulated by the Federal Communications Commission or any other agency, other than regulations applicable to businesses and publicly traded companies generally. In a report to Congress on April 10, 1998, the Federal Communications Commission reaffirmed that Internet service providers should be classified as unregulated "information service providers" rather than regulated telecommunications providers" under the terms of the Federal Telecommunications Act of 1996.

         Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the Federal Communications Commission stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. We cannot predict whether in the future the Federal Communications Commission will modify its current policies against regulation of Internet service providers.

         We also could be affected by any change in the ability of customers to reach our network through a dial-up telephone call without any additional charges. This practice has allowed Internet service providers to offer flat rate, non-usage sensitive pricing, and has been an important reason for the growth in Internet use. Recently, the Federal Communications Commission ruled that connections linking end users to their Internet service providers are jurisdictionally interstate rather than local, but the Federal Communications Commission did not subject such calling to the access charges that apply to traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long-distance calls, generally on a per-minute basis. We could be adversely affected by any regulatory change that would result in application of access charges to Internet service because this would substantially increase the cost of using the Internet. However, the FCC Chairman has stated that he opposes Internet-related access charges, and we believe that this development is unlikely, with one possible exception that is not currently relevant to our business.

         Specifically, there is substantial debate as to whether carrier access charges should apply to Internet-based telephone services that substitute for conventional telephony. We have no current plans to install gateway equipment and other telephony, and so we do not believe we would be directly affected by these developments were they to occur.

         The law relating to the liability of Internet service providers and on-line services companies for information carried on, stored on, or disseminated through their network is unsettled, even with the recent enactment of the Digital Millennium Copyright Act. While no one has ever filed a claim against us relating to information carried on, stored on, or disseminated through our network, someone may file a claim of that type in the future and may be successful in imposing liability on us. If that happens, we may have to spend significant amounts of money to defend ourselves against these claims and, if we are not successful in our defense, the amount of damages that we will have to pay may be significant. Any costs that we incur as a result of defending these claims or the amount of liability that we may suffer if our defense is not successful could materially adversely affect our business, financial condition and results of operations.

         If, as the law in this area develops, we become liable for information carried on, stored on, or disseminated through our network, we may decide to take actions to reduce our exposure to this type of liability. This may require us to spend significant amounts of money for new equipment and may also require us to discontinue offering some of our products or services.

         Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as:

         Content;
         Privacy;
         Access to some types of content by minors;
         Pricing;
         Bulk e-mail or "spam;"
         Encryption standards;
         Consumer protection;
         Electronic commerce;
         Taxation;
         Copyright infringement; and
         Other intellectual property issues.

         We cannot predict the impact, if any, that any future regulatory changes or developments may have on our business, financial condition, and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on our business, financial condition and results of operations.

Research and Development

         Our research and development process centers primarily around the creation of ideas for affiliates internally through frequent management meetings and discussion sessions. We believe that this research and development approach will best suit our business model because of the creativity of our management team, the accumulated operating experience achieved by our management team throughout their careers by helping to develop ideas into mature companies, our affiliate selection process, which both filters and improves potential affiliates by refining the business model of each potential affiliate and our continuous process of prototyping and developing new business concepts.

         We also gather ideas externally from individuals and entities that come to us with passion and industry experience in a particular field. We believe we will be in a strong position to attract high-quality external ideas because of the entrepreneur- friendly environment we are creating. Furthermore, we believe that the mentoring and services that we provide are very attractive to individuals and entities with passion for creating, building and operating world-class companies.

         Our services and infrastructure will provide an environment that can substantially improve a company's time-to-market and potential for success. In considering Internet business ideas brought to us by others and evaluating investments in and acquisitions of Internet companies, we apply the same strict criteria we would apply to our own ideas, and we consider whether we could add value to the development of the business by redefining its business model to create previously unexploited growth opportunities.

         We apply a number of criteria in choosing whether to create or acquire an affiliate. We apply these criteria during our idea selection process, where each idea is analyzed and weighed against other ideas for prioritization in advance of creating or acquiring the affiliate. Our analysis includes an evaluation of whether the business address a large, previously unidentified market need, or whether it has a significantly better solution for an already identified market need; whether the business satisfies the need in a unique way, with a business model that we believe is superior to the other solutions; whether the business model is scalable, with increasing operating efficiencies as the business grows; whether there are sufficient barriers to entry, and can the business grow fast enough to benefit from a first-mover advantage; whether the business's customers have an incentive to refer new customers to the business's offerings; whether the business has a sustainable competitive advantage, such as network effects that make the business' offering increasingly valuable as more customers use it and can the business provide an attractive value proposition to potential partners in the future.

Compliance with Environmental Laws

         As a provider of incubation, research, vertical marketing and market index services for development stage businesses, we do not expect any compliance issues with environmental laws.

Employees

         We currently employ a total of 7 full-time employees of whom 5 are engaged in management and administration. Our business model depends on numerous administrative, technical, and managerial tasks being performed from remote locations, with many employees working from their homes or satellite offices. As of May 1, 2000, 3 Employees are based in Denver, CO, 1 is based in San Jose, CA, 1 is based in Los Angeles, CA, 1 is based in New York, NY and 1 is based in Massapequa, NY. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. All of our software and product line engineering is contracted out to independent contractors.

Talent

         As an idea advances beyond the prototype stage, we will recruit a management team to launch and develop the project. Our internal recruiting department and referral system will identify and place talent in each new affiliate. Because highly skilled people are a significant factor in each affiliates success, we believe that our recruiting function will provide us a strategic advantage in launching new companies and enhancing the success of our existing affiliates. After developing a new business idea and capitalizing a new affiliate, we will reserve a significant portion of the affiliate's equity for distribution to the entrepreneurs and other employees. We will employ experienced recruiters who coordinate the hiring needs of our affiliates and act as a central resource for employment. We will also draw qualified candidates from a range of other sources, including the extensive contacts of our management team and candidates referred from our other affiliates. In addition, we will sometimes hire executives at Dstage.com who, after being mentored in our business model, will then take positions in one of our affiliates. We believe that this flow of experienced executives allows us to operate our affiliates with consistent vision and culture and promotes communication across our business model.

1:4 Reports to Security Holders

         We are currently not required to deliver an annual report to security holders. We will begin to voluntarily send an annual report, including audited financial statements, to security holders beginning with the current fiscal year. In addition, we will begin filing reports and other information required by the SEC upon initial filing of our registration.

         The public may read and copy any materials filed with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800-SEC-0330.

         The SEC maintains and Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once we complete our filing, will be available at http://www.sec.gov. It will also be available in the future on our web site once it is established.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The statements contained in this initial report on Form 10-SB concerning our business outlook or future economic performance; anticipated profitability, gross revenues, commissions and expenses or other financial items; and statements concerning assumptions made or exceptions as to any future events, conditions, performance or other matter are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, adequate funding, competition, external factors that we cannot control and regulatory factors.

2:1 Plan of Operation

         Our initial plan of operations involves three core elements:

         1) Building a network of individuals and organizations participating in the development of the Dstage.com online resources for development stage companies;

         2) Completing development and testing of our proprietary indexes to track various types of development stage company activity; and

         3) Developing concepts that can be successfully converted into new development stage ventures.

         Our plan of operation includes providing incubation services, research, vertical marketing and market indexes for development stage companies. We intend to become the leading source for expert support, creation, and restructuring of development stage companies by implementing four distinctive methods including utilizing Residual Intellectual Property Mining, harvesting published intellectual property, focused delivery of expert resources and the development of a brand name identity. We believe that the expertise and focus of professional services companies, combined with the communications efficiencies of publishers with domain expertise, can come together to create an online destination where venture-shaping decision making is optimally supported.

         We plan to enhance the value of our business model by continually creating new business ideas and actively developing the strategies, operations and management teams of our affiliates throughout their lifecycles.

         We intend to create and build new Internet businesses and evaluate potential strategic acquisitions to increase the overall value of our business model. Before any new business idea becomes a part of our business model, or before we pursue any strategic acquisition, our internal strategy teams must first demonstrate that the idea or business has the potential to become a market leader. Any strategic acquisition or new business idea must add value to our business model. In addition to creating and acquiring Internet businesses, we intend to pursue opportunities in other growing markets that involve real-time interactive communications.

         As our business model grows and matures, we intend to expand the breadth and effectiveness of our future network efficiencies and increase cooperation and intra-network commercial arrangements. As the Internet matures and competition among Internet companies increases, we anticipate that our shared resources and intra- network collaboration will offer our affiliates even more compelling advantages over companies operating independently.

         We believe that we can enhance stockholder value by engaging in business through an integrated network of affiliates in which we own significant stakes over the long term. We intend to generate revenues and income primarily from the operation of our affiliates. On a limited number of occasions, we will sell interests in our affiliates when we no longer have the ability to significantly influence their operations, and we may be faced with circumstances in the future that make it appropriate to sell part or all of our interest in a particular affiliate.

         We have an integrated management team with diverse experience and skills as its core strength. Our management team includes people who have created, built, operated and advised companies across a broad range of sizes and industries. We will recruit and motivate our team by providing a challenging, intense, collaborative, rewarding and open atmosphere. The continual creation of new affiliates and evolution of existing affiliates will provide an ongoing challenge. The pace of change provides intensity. At every level, we promote sharing of knowledge across our business model. Our shared incentives, physical architecture and philosophy foster an open atmosphere that we believe is attractive to talented people. Our management team will be composed of senior executive officers, corporate and regional officers, managing directors, operational vice presidents and entrepreneurs- in-residence. We intend to continue to expand our management team by attracting top talent, and to capitalize on its diverse strengths to create, build and operate companies that enhance the value of our business model.

Brand Name Recognition

         We believe that our method, including our collective knowledge and resources, will significantly differentiate our affiliates from their competitors. To ensure longer-term success, we must invest in branding the Dstage.com business model, our affiliates and the value of our overall business model. We believe that the Dstage.com brand will enjoy significant public recognition. We intend to enhance public awareness of our brand by increasing our future marketing efforts and developing successful affiliates.

Implementing Our Business Model

         We will provide strategic direction and market intelligence to our affiliates concerning topics such as market positioning and competitive trends. We will do this at several levels within our organization. Our senior executives will participate in frequent formal and informal communications with executives at our affiliates. We also provide experienced consulting through our entrepreneurs-in-residence and other experienced professionals. We will also employ experienced financial analysts who will be available to help particular affiliates model their businesses and identify the key drivers of their financial results. In the future, our internal prototyping staff will be available to help later- stage businesses evaluate alternative business solutions by testing new ideas in real-world scenarios. Affiliates will be able to use the data generated by these tests to evaluate the viability of innovative approaches.

Active Involvement with Affiliates

         Our senior executives will serve on the boards of a substantial majority of our affiliates, and in many cases more than one of our executives serves on an affiliates board. Through board representation and ongoing consultation with our affiliates, we will take an active role in the ongoing oversight and strategic management of our affiliates.

         We strongly encourage cooperation and collaboration among our affiliates and the sharing of information through both formal and informal communications. Because we will operate companies that will address different market needs, our affiliates will frequently look to other affiliates within our business model to provide necessary goods or services.

         Our business model will promote the sharing of knowledge, relationships and business opportunities among our affiliates. Many of our future executives will have been involved in Internet business development roles before joining us. We will assist our affiliates in evaluating, structuring and negotiating joint ventures, strategic alliances, joint marketing agreements, acquisitions and other transactions. Business development staff from all of our affiliates will share information via network-wide electronic mail lists and through periodic meetings hosted by us.

Cash Flow and The Need To Raise Cash

         As of April 30, 2000, we had incurred net operating losses of $97,870, primarily due to costs associated with organizing the Company, developing the business plan and raising capital. We will rely totally on the proceeds from our initial Private Placement Memorandum for our initial liquidity and capital resources. The Private Placement Memorandum, dated May 1, 2000, will attempt to produce approximately $425,000 in net proceeds. Our business is designed to allow the largest expenses, namely the cost of personnel, consultants, license and royalties for third-party information use to be paid for with stock in lieu of cash. We expect that shares issued under these arrangements may be subject to lockup provisions and certain other restrictions. There can be no assurance that personnel, consultants or other parties will accept stock in lieu of cash. However, if they do, we expect our immediate operational cash needs over the next twelve months will not exceed $250,000. In the event this Private Placement memorandum is not fully subscribed, we can sustain operations for the next twelve months, albeit at a much slower rate, with as little as $20,000.

Planned Research and Development

         Our research and development process centers primarily around the creation of ideas for affiliates internally through frequent management meetings and discussion sessions. We believe that this research and development approach will best suit our business model because of the creativity of our management team, the accumulated operating experience achieved by our management team throughout their careers by helping to develop ideas into mature companies, our affiliate selection process, which both filters and improves potential affiliates by refining the business model of each potential affiliate and our continuous process of prototyping and developing new business concepts.

         We also gather ideas externally from individuals and entities that come to us with passion and industry experience in a particular field. We believe we will be in a strong position to attract high-quality external ideas because of the entrepreneur- friendly environment we are creating. Furthermore, we believe that the mentoring and services that we provide are very attractive to individuals and entities with passion for creating, building and operating world-class companies.

         Our services and infrastructure will provide an environment that can substantially improve a company's time-to-market and potential for success. In considering Internet business ideas brought to us by others and evaluating investments in and acquisitions of Internet companies, we apply the same strict criteria we would apply to our own ideas, and we consider whether we could add value to the development of the business by redefining its business model to create previously unexploited growth opportunities.

         We apply a number of criteria in choosing whether to create or acquire an affiliate. We apply these criteria during our idea selection process, where each idea is analyzed and weighed against other ideas for prioritization in advance of creating or acquiring the affiliate. Our analysis includes an evaluation of whether the business addresses a large, previously unidentified market need, or whether it has a significantly better solution for an already identified market need; whether the business satisfies the need in a unique way, with a business model that we believe is superior to the other solutions; whether the business model is scalable, with increasing operating efficiencies as the business grows; whether there are sufficient barriers to entry, and can the business grow fast enough to benefit from a first-mover advantage; whether the business's customers have an incentive to refer new customers to the business's offerings; whether the business has a sustainable competitive advantage, such as network effects that make the business' offering increasingly valuable as more customers use it and can the business provide an attractive value proposition to potential partners in the future.

Purchase or Sale of Plant and/or Equipment

         We have purchased a limited amount of computer equipment, office furniture and other office related equipment. We have no current plans to purchase any additional equipment or a plant in the near future. We have no current plans to sell any equipment.

Significant Changes in the Number of Employees

         We currently have seven employees, five of whom are employed full time employees who are engaged in management and administration. We intend to add four employees during the third quarter 2000 and eight additional employees during the fourth quarter 2000.We expect to have 30 employees by the year end 2001, 69 by year end 2002, 96 by year end 2003 and 135 employees by year end 2004. These employees are expected to be involved with sales & marketing, general & administrative, operations, support and development.


Department                                  Q1           Q2          Q3          Q4           2000
                                            2000         2000        2000        2000

Sales & Marketing                           2            2           3           7            7

General & Administrative                    3            3           5           5            5

Operations, support, development            2            2           3           7            7


                                            Q1           Q2          Q3          Q4           2001
                                            2001         2001        2001        2001

Sales & Marketing                           8            8           11          11           11

General & Administrative                    6            9           10          10           10

Operations, support, development            8            8           9           9            9

                                       41

                                            Q1           Q2          Q3          Q4           2002
                                            2002         2002        2002        2002

Sales & Marketing                           14           14          14          15           15

General & Administrative                    16           20          20          24           24

Operations, support, development            18           23          25          30           30


                                            Q1           Q2          Q3          Q4           2003
                                            2003         2003        2003        2003

Sales & Marketing                           16           18          18          18           18

General & Administrative                    34           34          34          34           34

Operations, support, development            43           43          44          44           44


                                            Q1           Q2          Q3          Q4           2004
                                            2004         2004        2004        2004

Sales & Marketing                           22           22          22          22           22

General & Administrative                    48           48          48          48           48

Operations, support, development            65           65          65          65           65


2:2 Managements Discussion and Analysis of Financial Condition and Results of Operations

         Since our inception in October 1999, we have maintained our plan of operation, which includes providing incubation services, research, vertical marketing and market indexes for development stage companies. We intend to become the leading source for expert support, creation, and restructuring of development stage companies by implementing four distinctive methods including utilizing Residual Intellectual Property Mining, harvesting published intellectual property, focused delivery of expert resources and the development of a brand name identity. We believe that the expertise and focus of professional services companies, combined with the communications efficiencies of publishers with domain expertise, can come together to create an online destination where venture shaping decision making is optimally supported.

         Although we have had no revenues as of April 30, 2000, we have completed our business plan and have begun the steps that will eventually result in us becoming a publicly traded company. In addition, we have had preliminary discussions with potential affiliates, including some influential industry leaders in the Internet marketplace. Our core management team is in place, and we are in the process of completing our initial Private Placement Memorandum, from which we expect to receive approximately $850,000 in net proceeds that will be used for marketing, advertising, sales, site and content development, administrative and general overhead expenses during our initial stages of operations.

Financial Condition

Results of Operations

         We began operations on October 12, 1999. As a result of our limited operating history, our financial statements are not readily comparable and may not be indicative of future results. As of April 30, 2000, we have had no revenues.

Selected Statement of Operations Information

                                      For the Period             For the Four
                                      October 12,                Months Ended
                                      1999 to                    April 30, 2000
                                      December 31,               (Unaudited)
                                      1999 (Audited)

Total Revenues                                    $0                       $0

Total Expenses                               $66,898                  $31,164

Income (loss)From Operations               ($66,898)                ($31,164)

Total Other Expense (Income)                  $(102)                    $(75)

Net Profit (Loss)                          $(66,796)                ($31,074)


Net Profits

         We have not realized a net profit from operations as of April 30, 2000. We have an operating loss to date of $97,870. This net operating loss is due in part to initial general and administrative costs, organizational costs and initial start up operations.

Revenues

         We have not generated any revenues. We are a development stage company and have been developing our business model since inception. As part of our business model, we plan to incur expenses for services for which we will pay stock of our company in lieu of cash. As a result, our ability to generate initial revenues is subject to our ability to earn management fees by providing our services to potential clients once we are ready to enter that stage of our development. We hope to begin generating initial revenues during the third quarter of 2000.

Operating Expenses

         Our operating expenses from inception to April 30, 2000 were $97,870. Consulting expenses totaled $67,000 and general and administrative expenses totaled $30,870. Other expense (income) totaled $(192).General and Administrative expenses were comprised of sales and marketing, Internet access and hosting, professional fees, rent, telephone and travel and entertainment. We had budgeted approximately $100,000 for these initial expenses. As we begin to enter the next stage of our business model, many of our internal service requirements will be paid for by issuance of stock in lieu of cash. The services provided will be valued at their current market value and then converted to our common stock at $.02 per share as of the date hereof. As we continue to grow and our common stock increases in value, we will adjust the value of our common stock to reflect the market price at the time the services are provided. This approach will enable us to minimize overhead costs while providing both the company and the employee the maximum benefit for the services being performed.

Income Taxes

         There is no current or deferred tax expense for the period from October 12, 1999 to April 30, 2000 due to net losses from operations by the Company.

         As of April 30, 2000, we had operating loss carryforwards of approximately $94,000 (unaudited). The operating loss carryforwards expire beginning in 2019.

Liquidity and Capital Resources

         Our primary source of capital has been our initial capitalization, private equity sales and a loan from BulletProof Business Plans, Inc. Our immediate liquidity needs are expected to come from the proceeds of our Private Placement Memorandum, services provided to us for stock in lieu of cash and our initial management and indexing fees.

         Under our business model, many of our ongoing internal services will be contributed for stock, thereby reducing our need for cash liquidity. Because the services provided will for the most part be highly specialized and technical in nature, executives and management joining our company will primarily be successful individuals from various industries who are looking for a place where their expertise will pay dividends over the long term as the stock they receive hopefully appreciates in value at a far greater rate than they could earn by continuing solely in their current career path.

         As a result of this business model, a substantial part of our current operating losses are noncash in nature, as the individuals providing services to date in many instances have received stock in lieu of cash, thus reducing our actual cash outlay requirements. This translates into a minimal cash liquidity requirement going forward and a reduction in the need for extensive capital resources.

Selected Balance Sheet Information as of December 31, 1999 and April 30, 2000.

                                          December 31,              April 30,
                                          1999                      2000
                                          (Audited)                 (Unaudited)

Total Current Assets                         $18,033                    $20,550

Total Property & Equipment                    $3,555                     $4,837

Total Other Assets                              $379                       $923

Total Assets                                 $21,967                    $26,310

Total Current Liabilities                        $72                       $489

Total Liabilities                                $72                       $489

Net Shareholder Equity                       $21,895                    $25,821


Net Cash Provided by Operations

         Since inception we have not had any revenues to date and operating activities have consumed cash of $15,181. However, we have had cash provided by financing activities, primarily from the monies provided by our largest shareholder, BulletProof Business Plans, Inc. In addition, we have had services provided to us by our management team for which the consideration was stock in lieu of cash. As a result, our consumption of cash has been primarily directed to third party out-of-pocket costs, including consulting, rent, telephone, legal and audit fees. To date, we have received $20,000 in proceeds from the issuance of common stock and $16,000 in proceeds from issuance of a note payable to BulletProof Business Plans, Inc., which has resulted in cash at the end of period of $18,843. Our cumulative net loss to date is $97,870, all of which is a direct result of operations. Despite this loss, our current accounts payable is only $489. The majority of our expenses have been paid for by the issuance of common stock, greatly reducing our cash dependence.

         From October 12, 1999 (inception) through December 31, 1999, the end of our first fiscal year, we incurred a net operating loss of $66,796. $52,000 of our operating expenses were paid for by stock issued for consulting services, while $11,803 was paid for by stock issued for expense reimbursement. We had an increase in accounts payable of $72 resulting in a negative operating cash flow of $(2,921). We acquired $393 in fixed assets for cash and received $20,000 in proceeds from the issuance of common stock for cash. These transactions resulted in cash at the end of the period of $16,686 on December 31, 1999.

         From January 1, 2000 to April 30, 2000, we incurred a net operating loss of $31,074. We consumed $12,260 in cash in our operating activities. We spent $1,583 to acquire computer and office furniture. We received $16,000 in proceeds from the issuance of a note payable. These transactions resulted in the addition of net cash for the period of $2,157. All of the cash outlays for this period were paid to third parties.

         As of April 30, 2000, our cash position was $18,843.

Capital Expenditures

         For 1999 and the first four months of 2000, our budget was $100,000 for cash expenditures. We require funding primarily for computer hardware and software, furniture and fixtures and general working capital needs. Substantially all of our capital expenditures have been paid for by the issuance of stock to our shareholders.

Recently Issued Accounting Standards

         Statement of Financial Accounting Standards No. 128, "Earnings Per Share," requires two presentations of earnings per share - "basic" and "diluted." Basic loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares outstanding are calculated using the treasury stock method. There are no stock options, warrants or contingently issuable shares of common stock outstanding at April 30, 2000.

         In the case of a net (loss), the dilutive calculation is equivalent to the basic earnings per share since including additional potential shares outstanding would be antidilutive. Additionally, the Company believes that it has issued all shares to date for nominal consideration and has, accordingly, included all shares as if outstanding in the calculation of basic and dilutive earnings per share since inception of the Company.

         The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for stock based compensation. Under APB 25, the Company recognizes no compensation expense related to employee or director stock options unless options are granted with an exercise price below fair value on the day of grant. Subsequently, the

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") became effective. SFAS No. 123 provides an alternative method of accounting for stock-based compensation arrangements, based on fair value of the stock-based compensation utilizing various assumptions regarding the underlying attributes of the options and stock. Stock issued to consultants has been recorded at fair value under SFAS No. 123. The Financial Accounting Standards Board encourages, but does not require, entities to adopt the fair-value based method. The Company will continue its accounting under APB No. 25 but uses the disclosure- only provisions of SFAS No. 123 for any options and warrants issued to employees and directors. No options have been granted.

Trends on Liquidity

         To date we have had no revenues and we have not had to heavily rely on cash availability since we have been dependent on our management and shareholders providing services for stock in lieu of cash. In order for our business model to be successful, this trend will have to continue. We plan to build up a cash reserve that will be available in the event additional cash is needed in the future. Nonetheless, our business model is designed to be functional with minimum cash requirements.

Sources of Liquidity

         We will derive most of our cash from revenues generated through the normal course of business and from the proceeds of our initial Private Placement Memorandum. A significant factor to preserving our liquidity will be management and our shareholders, who will preserve cash by providing services for stock in lieu of cash consideration.

Material Commitments for Capital Expenditures and the Expected Sources of Funds for These

         While we have budgeted approximately $250,000 for working capital and operating expenditures in 2000, we have no material commitments for those expenditures. Our expected source of funds for these expenditures will be a combination of future revenues from management and indexing fees and the proceeds from our initial Private Placement memorandum. In the event we do not receive enough proceeds from our Private Placement memorandum and management and indexing fees, we will reduce our operating activity to coincide with working capital available.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

         We believe that the need for the services we provide will continue for the foreseeable future as more companies enter the B2B and e-commerce marketplace. In the event that we are unable to continue our business model due to a major shift in the economy or some other unforseen reason, and as a result we have to adjust our business model to a more traditional reliance on cash consideration, this event could have an impact on net operating results by, among other things, requiring us to obtain various fiscal tools to meet obligations, which could result in interest payments and other debt expenses.

Significant Amounts of Income/Loss Not From Continuing Operations

         We have not experienced any significant amounts of income or loss from activities not associated with continuing operations.

Seasonal Aspects that Effect Results

         As a provider of specific business services, we are not affected by seasonal aspects at this time. However, in the future our affiliates may experience certain seasonal effects depending upon the industry they are in, which at this early stage has not yet been defined.

Impact of Inflation

         Due to the fact that we have been in business a very short period of time, inflation has had a minimal, if any, impact on our business.

Interim Periods

         There was no material change in our financial position between December 31, 1999 and April 30, 2000, the current interim period. Accumulated deficit increased from $66,796 to $97,870. During this period our cash position improved from $16,686 to $18,843. We received in exchange for notes payable an additional $16,000 in cash from our largest shareholder, and the majority of our operating expense was paid for by management's acceptance of our common stock in lieu of cash consideration.

Discussion on Material Events That Would Cause Reported Information Not to be Indicative of Future

         Since we are in our first full year of operations, there have been no material events that would be indicative of the future.

ITEM 3. DESCRIPTION OF PROPERTY

3:1 Location and Condition of Property

         Our corporate headquarters are located at 1675 Broadway, Suite 1800, Denver, Colorado 80202. We currently occupy a 94 square foot office at a cost of $379 per month and have determined that additional space is necessary. We will relocate on July 1, 2000 to a 255 square foot office at a cost of $924 per month located at 1600 Broadway, 25th floor, Denver, Colorado 80202.The new lease will be for a period of one year. Our offices are located in modern office buildings and are in good condition.

Property Titles, Leases

         We do not own any real property or have any capital leases. The only lease we have is an operating lease for office space as described above.

Insurance

         We maintain a commercial general liability policy with a general aggregate amount of $2,000,000 with Union Insurance. The policy is limited to $1,000,000 upon each occurrence. We have fire damage protection limited to $50,000 on any one item with medical expenses limited to $5,000 per person per occurrence.

3:2 Investment Policies

         None.

3:3 Description of Real Estate and Operating Data

         None.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

         The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by each person known by us to own beneficially 5% or more of the Common Stock:


Title of    Name and            Amount and        Percent          Name and
Class       Address of          Nature of         of Class         Address of
            Beneficial          Beneficial                         Beneficial
            Owner               Owner                              Owner
                                                                   Controlling
                                                                   Shareholders

Common      BulletProof         2,834,569         46%              Lorenzo
            Business                                               Carver, CPA
            Plans, Inc.                                            550 E. 12th
            1675                                                   Avenue, #810,
            Broadway                                               Denver, CO
            Suite 1800                                             80203 (49%)
            Denver CO
            80202                                                  Sandra Carver
                                                                   7680-D Santa
                                                                   Barbara
                                                                   Drive,
                                                                   Indianapolis,
                                                                   IN 46268
                                                                   (15%)

                                                                   Lester and
                                                                   Vanessa
                                                                   Carver
                                                                   1621 W. 76th
                                                                   Place,
                                                                   Indianapolis,
                                                                   IN 46260
                                                                   (12%)

                                                                   Sandra and
                                                                   Todd Welch
                                                                   6547 Scenic
                                                                   Court
                                                                   Indianapolis,
                                                                   IN 46260
                                                                   (12%)

Common      Sue Perrault        1,500,000         24%              N/A
            2261 Blake
            2G Denver CO
            80205

Common      Kirk LaPoure        750,000           12%              N/A
            30296
            Stagecoach
            Lane
            Evergreen CO
            80439

Total       5%                  5,084,569         82%
            Shareholders
            as a group

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

Note (2) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.


4:2 Securities Ownership of Management

         The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:

Title of Class         Name and                 Amount and            Percent of
                       Address of               Nature of             Class
                       Beneficial               beneficial
                       Owner                    Owner

Common                 Sue Perrault             1,500,000             24%

Common                 Helen Chen               250,000               4%

Common                 Lan Xie                  250,000               4%

Common                 Kirk LaPoure             750,000               12%

Common                 Frank Maresca            250,000               4%

Common                 Stacie                   100,000               2%
                       Perrault

Officers &                                      3,150,000             50%
Directors as a
Group

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

Note (2) No officer, director or security holder listed above owns any warrants, options or rights. {See "Certain Relationships and Related Transactions.

Note (3) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

Note (4) These individuals are the Executive Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and Regulations promulgated under the 1933 Act. The address at which each Executive Officer and Director can be reached is the Company's headquarters, located at 1675 Broadway, Suite 1800, Denver, CO 80202.


Compliance with Section 16(A) of the Exchange Act

         Under the securities laws of the United States, our Directors, our Executive Officers (and certain other officers) and any persons holding more than 5% of our outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon our reliance upon the written representations of our Directors and officers, we believe that we are in compliance with Section 16(a) of the Exchange Act.

4:3 Changes in Control

         There have not been, nor are there any plans for, a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

5:1 Directors and Officers

         The Director and executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws. The entire Board of Directors will be up for election at the next annual meeting of stockholders. Non-executive Directors, which will be appointed, will have a three year term of the non-executive directorship with the Company. The present term of office of each Director will expire at the next annual meeting of stockholders.

         The Directors and executive officers of the Company were appointed between October 12, 1999 and April 30, 2000. As of April 30, 2000, the names, ages and positions are as follows:

Name                           Age                 Position

Sue Perrault                   45                  President, Director

Kirk LaPoure                   31                  Secretary/Treasurer, Director

Helen Chen                     29                  Vice President

Lan Xie                        26                  Vice President

Frank Maresca                  32                  Vice President, Director

Stacie Perrault                25                  Manager

Note (1): These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Sue Perrault, President, has extensive experience in marketing, project management, promotions and sales. Currently, Ms. Perrault serves as Vice President of Marketing at BulletProof Business Plans, Inc. where she is responsible for public relations, marketing, sales, research and strategic campaign development. Previously, through her expert guidance as Promotions Manager for the National Conference of State Legislatures, the organization's publication sales increased over 75%. Other responsibilities at the Conference included creation, production and implementation of targeted direct mail initiatives which included all printed marketing materials for the organization's publications, meetings and membership, including brochures, magazine ads, catalogs and posters. Prior to this, Ms. Perrault owned and operated a successful specialty glass-blowing business.

D. Kirk LaPoure, Chief Financial Officer, brings over 8 years of financial management experience to the Dstage team. From May 1996 to March 2000, Mr. LaPoure was the Chief Financial Officer of Mountain Sales and Service, Inc., a wholesaler of food service equipment. From June 1992 to December 1995, Mr. LaPoure was the Controller of Evergreen Caissons, Inc., a foundation-drilling subcontractor in the Rocky Mountain region. Mr. LaPoure received his Bachelor of Science in Finance from Metropolitan State College of Denver.

Helen Chen, Vice President - Research, also serves as a Vice President for BulletProof Business Plans, Inc., where she has developed a library of industry profiles. Prior to joining BulletProof Business Plans, Ms. Chen served in Taiwan, and later in Silicon Valley, as a research analyst for Crimson Capital, a US $435 million private equity fund focused on investment opportunities in U.S. and Asia. Before joining Crimson Ms. Chen was with KPMG Peat Marwick's Information, Communications and Entertainment practice.

Ms. Chen holds Master of Science and Master of Business Administration degrees from Northeastern University's Graduate School of Business, Graduate School of Public Accounting. Ms. Chen received her Bachelor of Arts in Political Science from Wellesley College, with cross sectional courses at Massachusetts Institute of Technology, and holds a Diploma from London School of Economics.

Lan Xie, CPA, Vice President of Index Development of Dstage.com, Inc. Ms. Xie is the Internal Audit Manager of Reuters America, Inc. where she has reviewed and evaluated global operations in efficiency and productivity. Ms. Xie has directed management regarding strategic business decisions since August 1998. Ms. Xie's prior experience includes serving as a Senior Associate with Price Waterhouse Coopers LLP. from June 1994 to July 1998. Ms. Xie graduated Summa cum Laude from Boston University with a B.S. in Business Administration.

Frank R. Maresca, Jr., Vice President of Strategic Acquisitions, has held several key positions in the securities industry over the past decade. In the course of his career, Mr. Maresca has successfully taken 6 companies public, effectively led numerous mergers and acquisitions and raised funds for public and private ventures poised for rapid expansion. From 1995 to 1997 he served as Head Trader for D. Weckstein, Inc. As CEO of BMV Financial, he oversaw the operations of Yee, Desmond, Schroeder and Allen, Inc., directing and supporting all brokerage activity and operations. Prior to joining BMV Financial, he served as a trader, analyst and broker for Waterhouse Securities and Redstone Securities, where he effectively developed and used technical analysis for daily trading and fundamental analysis for long-term positions for Redstone's Gama Trading. In addition to his responsibilities as a trader at Redstone, Mr. Maresca successfully completed several private placements for public companies.

Mr. Maresca received his Bachelor of Science in Business Administration from Pace University, New York, New York, in 1992, with concentrations in Accounting, Finance, and Management. He holds a number of securities licenses and credentials, including Series 4 Options Principal Registration, Series 24 General Principal Registration, Series 7, 55 and 63 Licenses.

Stacie Perrault, Communications Manager, has experience in management, scheduling, editing and employee relations. Ms. Perrault currently serves as Communications Manager for BulletProof Business Plans, Inc. where her responsibilities include research, writing, project management and devising and implementing marketing strategies. Previously, she served as Special Project Research Coordinator for the Screen Actor's Guild where she coordinated and implemented a national research project in conjunction with SAG, AFTRA and UCLA, which prompted contract changes within the union. Prior to this, Ms. Perrault worked as Production Assistant for Picture of Priority Production Company and as Intern with 9 Wants to Know Investigative Unit with the NBC-TV Affiliate in Denver, Colorado. Ms. Perrault earned her BA in Communications with a Minor in Film, and is currently enrolled in the MBA Program, at the University of Colorado at Denver in Denver, Colorado.

Director Compensation

         All authorized out-of-pocket expenses incurred by a Director on our behalf will be subject to reimbursement upon receipt by us of required supporting documents of such expenses. Although Directors may be eligible to participate in our future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Directors fee at the present time.

5:2 Significant Employees

         We rely on our Board of Directors, our current executive staff and all of our employees to implement our business plan.

5:3 Family Relationships

         Stacie Perrault, Communications Manager, is the daughter of Company President Sue Perrault. There are no other family relationships.

5:4 Involvement in Legal Proceedings

         None of our management is involved in any type of legal proceedings.

ITEM 6. EXECUTIVE COMPENSATION

6:1 General.

         None of the executives and/or Directors currently has a compensation package. We have not entered into any written employment agreements with its executive officers as of April 30, 2000. All members of management have elected to postpone negotiations with us regarding salaries, until such time as our revenue is adequate to pay salaries without causing financial damage to our plan for business development. When it becomes necessary, more detailed written employment contracts may be entered into between our key personnel and us.

         Our Board of Directors has not adopted any Stock Incentive Plans as of April 30, 2000. We are considering formulating such a plan in the future to encourage our Directors, executive officers and employees to bring in better operation results and to maximize the value of our common stock. Stock options may be granted to eligible participations in the form of Incentive Stock Options
(ISOs) under the Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISOs (non-Qualify Stock Options or "NQSOs")

         There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of our subsidiaries. No specific sums of remuneration have as yet been proposed in a Plan, for respective salaries to be paid in the immediate future, directly or indirectly by us to our officers and directors.

6:2 Summary Compensation Table


Name and           Year          Annual         Other               Total
Principal                        Salary         Compensation        Compensation
Position

Sue                1999/         $0             Stock               $5,000
Perrault,          2000                         $5,000
President

Kirk               1999/         $0             Stock               $15,000
LaPoure,           2000                         $15,000
Secretary/
Treasurer/
CFO

Eric               1999/         $0             Stock               $5,000
Schiffer,          2000                         $5,000
Vice
President

Helen Chen,        1999/         $0             Stock               $5,000
Vice               2000                         $5,000
President

Lan Xie,           1999/         $0             Stock               $5,000
Vice               2000                         $5,000
President

Frank              1999/         $0             Stock               $5,000
Maresca,           2000                         $5,000
Vice
President

Stacie             1999/         $0             Stock               $2,000
Perrault,          2000                         $2,000
Manager

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1 Previous Two Years

         BulletProof Business Plans, Inc., our largest shareholder, has had, and continues to have, certain transactions with us as described herein.

         As of April 30, 2000, BulletProof Business Plans, Inc. owns 2,834,569 shares, or 46%, of our outstanding common stock. Our President, Sue Perrault, owns 4% of BulletProof Business Plans,
Inc. and performs sales and marketing duties for them. Vice President Helen Chen performs research for BulletProof Business Plans, Inc. and owns 1% of their company. Our communications manager, Stacie Perrault, is the daughter of our President, Sue Perrault, and she is also part of the BulletProof Business Plans, Inc. management team. Secretary/Treasurer and CFO Kirk LaPoure also serves as the CFO for BulletProof Business Plans, Inc.

         In addition, we paid BulletProof Business Plans, Inc. $3,000 for our 3 URL's, Dstage.com, Dstage.net and Developmentstage.com.

7:2 Exempt

         Not Applicable

7:3 Parent Company

         Not Applicable.

7:4 Transactions with Promoters

         Not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

Common Stock

         The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001, As of April 30, 2000, we had 6,184,569 shares of common stock issued and outstanding, all fully paid and non-assessable. Holders of Common Shares of the Company are entitled to share ratably in all of our assets available for distribution upon winding up of the affairs of the Company, after payment of all debts and any other liabilities we may have, and subject to prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. Holders of our stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors.

Preferred Stock

         We do not have any preferred stock authorized or issued.

8:2 Debt Securities

         Not Applicable

8:3 Other Securities

         Not Applicable

PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1 Market Information

         Our common stock does not currently trade on any exchange at this time. We do plan to apply to the Over The Counter Bulletin Board ("OTC:BB")upon this filing becoming effective.

         As of the date of this Registration Statement, we have no outstanding options to purchase shares of our $.001 par value common stock.

         As of April 30, 2000, of the 6,184,569 total Common Stock shares issued and outstanding, 6,184,569 shares were considered to be restricted pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

No Assurance of Public Trading Market

         There has never been a public market for our common stock. As a result, an investor in the future may find it difficult to dispose of, or to obtain accurate quotations as to the market value of our securities as there is no market for our shares at this time. In addition, our common stock could be subject to the low- priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell our common stock in the future and thus, ultimately, the ability of the investors to sell their securities in any secondary market.

1:2 Holders

         As of April 30, 2000, there were 8 holders of record of our Common Stock, and the number of beneficial holders was 3.

1:3 Dividends

         Holders of shares of the Company's Common Stock are entitled to receive ratably, dividends if any, of cash or stock. Our directors are responsible for the declaring of dividends, cash or stock. If a cash dividend, it shall be paid out of funds legally available for dividends. We have not in the past paid dividends of any type.

Possible Anti-Takeover Effects of Authorized but Unissued Stock

         Our authorized but unissued common capital stock consists of 43,815,431 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in our best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

ITEM 2. LEGAL PROCEEDINGS

2:1 Pending Legal Proceeding

         We are not a party to any material pending legal proceedings and, to the best of our knowledge, no such action by or against us has been threatened.

2:2 Government Authority Contemplating

         Not Applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Since our inception in 1999 and up to the present time, our principal independent accountant has neither resigned (or declined to stand for reelection) nor been dismissed. Our independent accountant is Gordon, Hughes & Banks, LLP, 6851 South Holly Circle, Suite 125, Englewood, Colorado 80112. There are no changes in and disagreements with accountants on accounting and financial disclosure.

3:1 Accountant Dismissed

         Not Applicable

3:2 Accountant Disclosures

         Not Applicable

3:3 Detail of Subject Matter

         Not Applicable

3:4 Discussions with Board of Directors

         Not Applicable

3:5 Accountant Authorized to Issue Subsequent Report

         Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

4:1 Date, Title, and Amount Sold

         As of April 30, 2000, we had 6,184,569 shares of our $.001 par value common stock issued and outstanding of which 6,184,569 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 0 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, as our Private Placement memorandum dated May 1, 2000 has not yet been subscribed.


Date                Class          Shares               Price         Consideration               Issued To:
----                -----          ------               -----         -------------               ----------

10/29/99            Common         500,000              $0.02         Cash/$10,000                BulletProof

10/29/99            Common         250,000              $0.02         Cash/$5,000                 BulletProof

10/30/99            Common         363,288              $0.02         Expense                     BulletProof
                                                                      Reimbursement
                                                                         /$7,266

11/22/99            Common         250,000              $0.02         Cash/$5,000                 BulletProof

11/22/99            Common         229,217              $0.02         Expense                     BulletProof
                                                                      Reimbursement
                                                                         /$4,584

11/29/99            Common         250,000              $0.02         Svcs/$5,000                 Workforce

11/29/99            Common         250,000              $0.02         Svcs/$5,000                 Chen

11/29/99            Common         250,000              $0.02         Svcs/$5,000                 LaPoure

11/29/99            Common         250,000              $0.02         Svcs/$5,000                 Xie

11/29/99            Common         100,000              $0.02         Svcs/$2,000                 Perrault (1)

11/29/99            Common         500,000              $0.02         Svcs/$10,000                Perrault (2)

11/29/99            Common         500,000              $0.02         Svcs/$10,000                Perrault (2)

11/29/99            Common         500,000              $0.02         Svcs/$10,000                Perrault (2)

12/27/99            Common         200,000              $0.02         Expense                     BulletProof

                                                                      Reimbursement
                                                                         /$4,000

12/27/99            Common         42,064               $0.02         Expense                     BulletProof
                                                                      Reimbursement
                                                                         /$841

3/13/00             Common         500,000              $0.02         Svcs/$10,000                LaPoure


                                       62

4/10/00             Common         250,000              $0.02         Svcs/$5,000                 Maresca

4/10/00             Common         1,000,000            $0.02         Repayment of                BulletProof
                                                                      Debt/$20,000

Total                              6,184,569            $0.02         $123,691



         Between October 12, 1999 and April 30, 2000, we issued to 8 individuals and entities an aggregate 6,184,569 shares of our $.001 par value common stock at $0.02 each issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, for a total consideration of $123,691 in cash and services. Of the 6,184,569 shares issued, all 6,184,569 were restricted.

4:2 Underwriters

         Not Applicable

4:3 Offering Price

         Not Applicable

4:4 Exemption Applied

         Not Applicable

4:5 Conversion Terms

         Not Applicable

4:6 Report Items

         Not Applicable

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware code authorizes a corporation to indemnify any officer or director who is sued in his capacity as an officer or director of the corporation. In addition, the section authorized the corporation to purchase officer and director indemnity insurance to help fund this obligation of the corporation.

         The corporation, in Article VII of its by-laws, has agreed to provide this type of indemnification. A similar provision for indemnification will be included in the employment agreements of our officers. We will be applying for Officers and Director Liability Insurance and expects to have this coverage in effect by third quarter 2000.

         Section 145 of the Delaware General Corporation Law. Indemnification of Officers, Directors, Employees and Agents; Insurance:

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees); judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such actions, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsection of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement or expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section.

         (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this Section or under any bylaw, agreement, vote or stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

         Article VII of the Bylaws of the Corporation states the following:

         The following indemnification provision will be contained in any future Employment Agreements of executive officers.

         "Indemnity: The corporation shall indemnify its directors, officers and employees to the fullest extent allowed by the law, provided, however, that it shall be within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit, or proceeding, and provided further that nothing in this section 7.4 shall be deemed to obviate the necessity of the Board of Directors to make any determination that indemnification of the director, officer or employee is proper under the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145 of the Delaware General Corporation Law."

         It should also be noted that the Securities and Exchange Commission believes that this indemnification may not be given for violations of the Securities Act of 1933, as amended, and the Securities Act of 1934, as amended, inasmuch as such indemnification is against the public policy as expressed in the Securities Acts and is therefore unenforceable.

PART F/S

ITEM 1.           FINANCIAL STATEMENTS

Exhibit A.

Issuers Audited Financial Statements as of December 31, 1999.


DSTAGE.COM, INC.
(A DEVELOPMENT STAGE COMPANY)


INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report................................................. 70

Balance Sheet................................................................ 71

Statement of Operations...................................................... 72

Statement of Shareholders' Equity............................................ 73

Statement of Cash Flows...................................................... 74

Notes to Financial Statements........................................... 75 - 81

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Dstage.com, Inc. (A Development Stage Company)
Denver, Colorado

We have audited the accompanying balance sheet of Dstage.com, Inc. (A Development Stage Company) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the period October 12, 1999 (Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dstage.com, Inc. (A Development Stage Company) as of December 31, 1999 and the results of its operations and cash flows for the period October 12, 1999 (Inception) to December 31, 1999, in conformity with generally accepted accounting principles.




/s/ Gordon, Hughes & Banks, LLP

April 10, 2000
Englewood, Colorado

                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999

                                     Assets

Current Assets
Cash                                                                 $   16,686
Prepaid Rent                                                              1,347
                                                                     -----------
Total Current Assets                                                     18,033

Computer Equipment and Software                                           2,449
Office Furniture and Equipment                                            1,106
Deposits                                                                    379
                                                                     -----------

Total Assets                                                         $   21,967
                                                                     ===========

                      Liabilities and Stockholders' Equity

Current Liabilities
Accounts Payable                                                     $       72
                                                                     -----------
Total Current Liabilities                                                    72

Stockholders' Equity
Common Stock, $0.001 par value,                                           4,435
 50,000,000 shares authorized,
 4,434,569 shares issued and
 outstanding
Additional Paid-In Capital                                               84,256
(Deficit) Accumulated During                                            (66,796)
                                                                     -----------
Development Stage
Total Stockholders' Equity                                               21,895
                                                                     -----------
Total Liabilities and Stockholders' Equity                           $   21,967
                                                                     ===========

          See accompanying summary of accounting policies and notes to financial statements

                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
        FOR THE PERIOD OCTOBER 12, 1999 (INCEPTION) TO DECEMBER 31, 1999



Operating Expenses:

Consulting                                                           $  (52,000)
General and                                                             (14,796)
Administrative


Total Operating Expenses                                             $  (66,796)

Net (Loss)                                                           $  (66,796)
                                                                     ===========

Net (Loss) per                                                       $    (0.02)
                                                                     ===========
Common Share Basic
and Dilutive

Basic and Dilutive                                                    4,434,569
                                                                     ===========
Weighted Average
Shares Outstanding



          See accompanying summary of accounting policies and notes to financial statements


                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD OCTOBER 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

                         Common        Common        Additional           Accumulated      Total
                         Stock         Stock         Paid-In              (Deficit)
                         Shares        Amount        Capital              During the
                                                                          Development
                                                                          Stage
Balance,                     0        $    -        $      -            $        -       $       -
October 12,
1999
(Inception)

Issuance of           1,000,000        1,000          19,000                     -          20,000
Shares for
Cash at $0.02
per Share

Issuance of             834,569          835          15,856                     -          16,691
Shares for
Expense
Reimbursement
at $0.02 per
share

Issuance of           2,600,000        2,600          49,400                     -          52,000
Shares for
Services at
$0.02 per
share

Net (Loss)                    -            -               -               (66,796)        (66,796)

Balance,              4,434,569       $4,435        $ 84,256             $ (66,796)        $21,895
December 31,
1999

          See accompanying summary of accounting policies and notes to financial statements

                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD OCTOBER 12, 1999 (INCEPTION) TO DECEMBER 31, 1999

Cash Flows from Operating Activities:

Net (Loss)                                                            $ (66,796)

Adjustments to reconcile net (loss) to cash provided (used) by operating activities:

Issuance of stock for services                                           52,000
Issuance of stock for expense reimbursement                              11,803
Increase in accounts payable                                                 72
                                                                      ----------
Net cash (used) by operating activities                                  (2,921)
Cash Flows from investing activities:
Acquisition of fixed assets                                                (393)
                                                                      ----------
Net cash (used) by investing activities                                    (393)
Cash flows from financing activities:
Proceeds from issuance of common stock                                   20,000
                                                                      ----------
Net cash provided by financing activities                                20,000
                                                                      ----------

Net increase in cash                                                     16,686

Cash, beginning of period                                                     -
Cash, end of period                                                   $  16,686
                                                                      ==========

Non-cash transactions
Purchase of equipment by issuance of stock                            $   3,162
                                                                      ==========

Payment of prepaid and other assets by                                $   1,726
issuance of stock                                                     ==========

          See accompanying summary of accounting policies and notes to financial statements

NOTE 1  -  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND ORGANIZATION

Dstage.com, Inc., a Delaware corporation (the "Company") was incorporated on October 12, 1999 to provide support, creation and restructuring services to other development stage companies.

For the period October 12, 1999 (Inception) to December 31, 1999, the Company has been in the development stage itself. The Company's activities since inception have consisted of organizing the Company, developing the business plan and raising capital. Through December 31, 1999, the Company has expended costs of organizing the Company and developing the business in the amount of $66,898.

The Company is dependent on the continued financial support of its largest stockholder and the contributions of time from its officers and directors. While the Company operates independently of its largest stockholder, a loss of this support in the near term could have a detrimental effect on the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost plus accrued interest which approximates market.

CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 105, "Disclosure of Information About Financial Instruments with Off- Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. Financial instruments with significant credit risk include cash. The Company transacts its business with one financial institution. The amount on deposit in that financial institution did not exceed the $100,000 federally insured limit at December 31, 1999. Management believes that the financial institution is financially sound.

PROPERTY AND EQUIPMENT

Property and equipment, which consists of office computers, furniture, and purchased software, is stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is provided on the straight-line basis over estimated useful life of the equipment. The Company recognizes gains or losses on the sale or disposal of equipment in the period of disposal. Long-lived assets held and utilized by the Company are reviewed for impairment whenever changes in circumstances indicate the carrying value of such assets may not be recoverable. No depreciation expense has been recorded for period October 12, 1999 (Inception) through December 31, 1999 since the Company's assets were placed in service in late December 1999 and depreciation would be immaterial.

ORGANIZATION COSTS

The Company accounts for organization costs under the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" which requires that all organization costs be expended as incurred.

INCOME TAXES

The Company accounts for income taxes in accordance with the liability method. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at the end of each period, based on enacted laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the expected realizable amount. The provision (benefit) for income taxes consists of the current tax provision (benefit) and the change during the period in deferred tax assets and liabilities.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company adheres to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Company reviews the carrying value of its long- lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

LOSS PER COMMON SHARE

Statement of Financial Accounting Standards No. 128, "Earnings Per Share," requires two presentations of earnings per share - "basic" and "diluted." Basic loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares outstanding are calculated using the treasury stock method. There are no stock options, warrants or contingently issuable shares of common stock outstanding at December 31, 1999.

In the case of a net (loss), the dilutive calculation is equivalent to the basic earnings per share since including additional potential shares outstanding would be antidilutive. Additionally, the Company believes that it has issued all shares to date for nominal consideration and has, accordingly, included all shares as if outstanding in the calculation of basic and dilutive earnings per share since inception of the Company.

STOCK BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for stock based compensation. Under APB 25, the Company recognizes no compensation expense related to employee or director stock options unless options are granted with an exercise price below fair value on the day of grant. Subsequently, the Statement of Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation" ("SFAS No. 123") became effective. SFAS No. 123 provides an alternative method of accounting for stock-based compensation arrangements, based on fair value of the stock-based compensation utilizing various assumptions regarding the underlying attributes of the options and stock. Stock issued to consultants has been recorded at fair value under SFAS No. 123. The Financial Accounting Standards Board encourages, but does not require, entities to adopt the fair-value based method. The Company will continue its accounting under APB No. 25 but uses the disclosure- only provisions of SFAS No. 123 for any options and warrants issued to employees and directors. No options have been granted.

CAPITAL STRUCTURE

The Company utilizes Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129"), which requires companies to disclose all relevant information regarding their capital structure.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the presentation and disclosure of all changes in equity from non-owner sources as "Comprehensive Income". The Company had no items of comprehensive income in the period from the date of inception through December 31, 1999.

DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") replaces the industry segment approach under previously issued pronouncements with the management approach. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. At present, the Company only operates in one segment.

EMPLOYERS' DISCLOSURES ABOUT PENSION AND OTHER POST RETIREMENT
BENEFITS

The Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other Post Retirement Benefits" requires certain disclosures about employers' pension and other post retirement benefit plans and specifies the accounting and measurement or recognition of those plans. SFAS No. 132 requires disclosure of information on changes in the benefit obligations and fair values of the plan assets that facilitates financial analysis. This standard currently has no impact on the Company.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Currently, as the Company has no derivative instruments, the adoption of SFAS 133 would have no impact on the Company's financial condition or results of operations.

MORTGAGE BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF
MORTGAGE LOANS BY MORTGAGE BANKING ENTERPRISES

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage Backed Securities Retained after the Securitization of Mortgage Loans Held by Mortgage Banking Enterprises" ("SFAS No. 134"). SFAS No. 134 establishes new reporting standards for certain activities of mortgage banking enterprises. The Company believes this statement has no impact on its financial statements.

NOTE 2  -  LEASE COMMITMENTS

As of December 31, 1999, the Company had a single 1-year, non- cancelable operating lease for office space expiring on September 30, 2000 with an automatic extension to October 31, 2000. The lease provides for monthly payments of $379. Rent expense was $1,137 for the period October 12, 1999 (Inception) through December 31, 1999. Subsequent to year-end, the lease was terminated effective June 30, 2000. The Company entered into a different 1- year, non-cancelable operating lease for office space expiring on June 30, 2001 with an automatic extension to July 31, 2001. The new lease provides for monthly payments of $924.

The minimum future rental commitments over the next five years under the Company's operating leases at December 31, 1999 are as follows:


2000                                              $6,894
2001                                               5,544
Thereafter                                             -
                                                 -------
Total                                            $12,438
                                                 =======


NOTE 3  - STOCKHOLDERS' EQUITY

In October 1999, the Company issued 750,000 shares of its common stock valued at $.02 per share to BulletProof Business Plans, Inc. ("BulletProof"), the Company's largest stockholder, in exchange for $15,000 cash. In November 1999, the Company issued 250,000 shares of its common stock valued at $.02 per share to BulletProof in exchange for $5,000 cash.

During 1999, the Company issued 834,569 shares of common stock valued at $16,691 ($.02 per share) to BulletProof as consideration for administrative expenses paid on behalf of the Company.

At December 31, 1999, BulletProof owns 1,834,569 shares, or 41.37%, of the Company's outstanding common stock.

In October 1999, the Company issued 2,600,000 shares of common stock valued at $52,000 ($.02 per share) to six employees of the Company as consideration for services provided to the Company.

NOTE 4  -  RELATED PARTY TRANSACTIONS

During 1999, the Company purchased the domain names "Dstage.com", "Dstage.net", and "Developmentstage.com" from BulletProof for $3,000. The Company recorded the expenditure as compensation expense.

During 1999, the Company issued 1,500,000 shares of common stock to the Company's then sole director and president. In addition, the president is an officer and 4% owner of BulletProof.

During 1999, the Company issued 250,000 shares of common stock to an officer of the Company. In addition, this officer is an officer and 1% owner of BulletProof.

During 1999, the Company issued 100,000 shares of common stock to a family member of the president, who also is part of the management team of BulletProof.

During 1999, BulletProof paid $16,691 for assets and various expenses incurred on behalf of the Company. As stated in Note 3, the Company issued 834,569 shares of stock as consideration for the payments. As of December 31, 1999, there were no outstanding amounts due to the largest stockholder.

NOTE 5  -  INCOME TAXES

There is no current or deferred tax expense for the period from October 12, 1999 to December 31, 1999 due to net losses from operations by the Company.

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred income tax assets are recorded to reflect the tax consequences on future years of income tax carry-forward benefits, reduced by benefit amounts not expected to be realized by the Company.

The net deferred tax asset is comprised of the following at December 31, 1999:


                                                              1999

Net operating loss benefit                                  $13,668
carry forward
Valuation allowance for                                     (13,668)
deferred tax asets
Net deferred tax asset                                      $  -

As of December 31, 1999, the Company had operating loss carryforwards of $63,000. The operating loss carryforwards expire beginning in 2019.

NOTE 6  -  SUBSEQUENT EVENTS

In January 2000, the Company entered into a promissory note with BulletProof, the Company's largest stockholder. The promissory note provided for the Company to receive advances of up to $20,000. Interest was to accrue on the unpaid principal balance at a rate equal to the prime rate. Outstanding principal and accrued interest was due and payable on demand by the stockholder. Terms of the promissory note included conversion provisions, allowing the holder to convert all funds advanced to common stock at a rate of $0.02 per share. As of April 10, 2000, the Company had drawn the entire $20,000 balance allowed under the BulletProof note payable agreement. On April 10, 2000, BulletProof converted the $20,000 note payable into one million shares of the Company's common stock as full payment of the note payable balance outstanding. BulletProof thereby became a 45.83% stockholder.

In March 2000, the Company issued 500,000 shares of stock to one of its officers in consideration of services provided to the Company.

In April 2000, the Company issued 250,000 shares of common stock to an officer for services rendered on behalf of the Company.

EXHIBIT B

Issuers Unaudited Financial Statements as of April 30, 2000



DSTAGE.COM, INC.
(A DEVELOPMENT STAGE COMPANY)


INDEX TO FINANCIAL STATEMENTS



Balance Sheet................................................................ 82

Statement of Operations...................................................... 83

Statement of Shareholders' Equity............................................ 84

Statement of Cash Flows...................................................... 85

Notes to Financial Statements........................................... 87 - 88

                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 APRIL 30, 2000
                                   (UNAUDITED)

                                 Assets                         As of April 30,
                                                                2000 (Unaudited)
Current Assets
Cash                                                                  $  18,843
Prepaid Expenses                                                          1,707
                                                                      ----------
Total Current Assets                                                     20,550

Computer Equipment and Software                                           3,851

Office Furniture and Equipment                                            1,288

Less accumulated depreciation                                              (302)

Deposits                                                                    923
                                                                      ----------

Total Assets                                                          $  26,310
                                                                      ==========

                                 Liabilities and                As of April 30,
                                 Stockholders'                  2000 (Unaudited)
                                     Equity
Current Liabilities
Accounts Payable                                                      $     489
Shareholder loans payable                                                     0
                                                                      ----------

Total Current Liabilities                                             $     489

Stockholders' Equity
Common Stock, $0.001                                                      6,184
 par value, 50,000,000
 shares authorized,
 6,184,569 shares
 issued and outstanding
Additional Paid-In Capital                                              117,507

(Deficit) Accumulated                                                   (97,870)
During Development Stage
                                                                      ----------

Total Stockholders' Equity                                               25,821
                                                                      ----------


Total Liabilities and Stockholders' Equity                            $  26,310
                                                                      ==========


                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                    FOR THE FOUR MONTHS ENDED APRIL 30, 2000
          AND THE PERIOD OCTOBER 12, 1999 (INCEPTION) TO APRIL 30, 2000
                                   (UNAUDITED)

                                                           For the Four                  For the period
                                                           Months Ended                  October 12,
                                                           April 30, 2000                1999
                                                           (Unaudited)                   (Inception) to
                                                                                         April 30, 2000
                                                                                         (Unaudited)
Revenue:                                                   $0                            $0

Operating Expenses:

Consulting                                                 $(15,000)                     $(67,000)
General and Administrative                                 (16,074)                      $(30,870)


Total Operating Expenses                                   $(31,074)                     $(97,870)

Net (Loss)                                                 $(31,074)                     $(97,870)
                                                           =========                     =========

Net (Loss) per Common Share                                $ (0.005)                     $(0.0158)
                                                           ========                      =========
Basic and Dilutive

Basic and Dilutive Weighted                                6,184,569                     6,184,569
                                                           =========                     =========
Average Shares Outstanding


                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE FOUR MONTHS ENDED APRIL 30, 2000
                                   (UNAUDITED)

                         Common            Common        Additional           Accumulated            Total
                         Stock             Stock         Paid-In              (Deficit)
                         Shares            Amount        Capital              During the
                                                                              Development
                                                                              Stage
Balance,               4,434,569         $ 4,435        $ 84,256             $ (66,796)            $ 21,895
December 31,
1999

Issuance of            1,000,000           1,000          19,000                                     20,000
Shares for
Notes Payable
at $.02 per
share

Issuance of              750,000             750          14,250                                     15,000
Shares for
Services at
$0.02 per
share

Net (Loss)                     -               -               -               (31,074)             (31,074)

Balance,               6,184,569           6,185        $117,506              $(97,870)            $ 25,821
April 30,
2000


                                DSTAGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                    FOR THE FOUR MONTHS ENDED APRIL 30, 2000
          AND THE PERIOD OCTOBER 12, 1999 (INCEPTION) TO APRIL 30, 2000
                                   (UNAUDITED)

                                                                      For the                  For the
                                                                      Four Months              period
                                                                      Ended April              October 12,
                                                                      30, 2000                 1999
                                                                      (Unaudited)              (Inception)
                                                                                               to April
                                                                                               30, 2000
                                                                                               (Unaudited)
Cash Flows from Operating Activities:
Net (Loss)                                                            $(31,074)                $(97,870)
Adjustments to reconcile net (loss)
to cash provided (used) by operating activities:

Depreciation                                                               302                      302
Increase in prepaid expenses                                              (360)                    (360)
Increase in deposits                                                      (544)                    (544)
Increase in accounts payable                                               416                      488
Issuance of stock for services                                          15,000                   67,000
Issuance of stock for expense reimbursement                              4,000                   15,803

Net cash (used) by operating activities                                (12,260)                 (15,181)

Cash Flows from investing activities:
Acquisition of fixed assets                                             (1,583)                  (1,976)
                                                                      ---------                ---------
Net cash (used) by investing activities                                 (1,583)                  (1,976)

Cash flows from financing activities:
Proceeds from issuance of note payable                                  16,000                   16,000
Proceeds from issuance of common stock                                       0                   20,000
                                                                      ---------                ---------

Net cash provided by financing activities                               16,000                   36,000
                                                                      ---------                ---------

Net increase in cash                                                     2,157                    18,843

Cash, beginning of period                                             $ 16,686                 $       0
                                                                      =========                ==========
Cash, end of period                                                   $ 18,843                 $  18,843
                                                                      =========                ==========

Notes to Unaudited Financial Statements

Note 1 - Basis of Presentation

The accompanying financial statements have been prepared by management in accordance with basic rules established by the Securities and Exchange Commission for Form 10-SB. Not all financial disclosures required to present the financial position and results of operations in accordance with generally accepted accounting principles are included herein. The reader is referred to the Company's Audited Financial Statements included within this Form 10-SB as Exhibit A of Part F/S. In the opinion of management, all accruals and adjustments (each of which is of a normal recurring nature) necessary for a fair presentation of the financial position as of April 30, 2000 and the results of operations for the four-month period then ended have been made. Significant accounting policies have been consistently applied in the interim unaudited financial statements and the audited financial statements.

Note 2 - Nature of Business and Organization

Dstage.com, Inc., a Delaware corporation (the "Company") was incorporated on October 12, 1999 to provide support, creation and restructuring services to other development stage companies.

For the period October 12, 1999 (Inception) to April 30, 2000, the Company has been in the development stage itself. The Company's activities since inception have consisted of organizing the Company, developing the business plan and raising capital. Through April 30, 2000, the Company has expended costs of organizing the Company and developing the business in the amount of $97,882. The Company has not generated any revenues as of April 30, 2000.

The Company is dependent on the continued financial support of its largest stockholder and the contributions of time from its officers and directors. While the Company operates independently of its largest stockholder, a loss of this support in the near term could have a detrimental effect on the Company.

Note 3 - Stockholders' Equity

In October 1999, the Company issued 750,000 shares of its common stock valued at $.02 per share to BulletProof Business Plans, Inc. ("BulletProof"), the Company's largest stockholder, in exchange for $15,000 cash. In November 1999, the Company issued 250,000 shares of its common stock valued at $.02 per share to BulletProof in exchange for $5,000 cash.

During 1999, the Company issued 834,569 shares of common stock valued at $16,691 ($.02 per share) to BulletProof as consideration for administrative expenses paid on behalf of the Company.

At December 31, 1999, BulletProof owned 1,834,569 shares, or 41.37%, of the Company's outstanding common stock.

In October 1999, the Company issued 2,600,000 shares of common stock valued at $52,000 ($.02 per share) to six employees of the Company as consideration for services provided to the Company.

In January 2000, the Company entered into a promissory note with BulletProof, the Company's largest stockholder. The promissory note provided for the Company to receive advances of up to $20,000. Interest was to accrue on the unpaid principal balance at a rate equal to the prime rate. Outstanding principal and accrued interest was due and payable on demand by the stockholder. Terms of the promissory note included conversion provisions, allowing the holder to convert all funds advanced to common stock at a rate of $0.02 per share. As of April 10, 2000, the Company had drawn the entire $20,000 balance allowed under the BulletProof note payable agreement. On April 10, 2000, BulletProof converted the $20,000 note payable into one million shares of the Company's common stock as full payment of the note payable balance outstanding.

At April 30, 2000, BulletProof owned 2,834,569 shares, or 46%, of the Company's outstanding common stock.

In March 2000, the Company issued 500,000 shares of common stock valued at $10,000 ($.02 per share) to one employee of the Company as consideration for services provided to the Company.

In April 2000, the Company issued 250,000 shares of common stock valued at $5,000 ($.02 per share) to one employee of the Company as consideration for services provided to the Company.

Note 4 - Subsequent Events

On May 1, 2000, the Company issued a Private Placement Memorandum promulgated under Regulation D, Rule 504 of the Securities and Exchange Act of 1933, as amended, for the purpose of raising $500,000 for audit and legal fees, marketing advertising and sales costs, site and content development, administrative and occupancy costs, capital expenditures and the establishment of a reserve. The Company has filed its Form D with the Securities and Exchange Commission, and has also filed in the states of New York and New Jersey. In addition, the Company plans to file in the states of Colorado, Nevada and Washington. As of the date of this filing, the Company has yet to receive any proceeds from its private Placement Memorandum.

PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit           Description of Document

2                 Charter and By-Laws
2.1               Articles of Incorporation Dstage.com, Inc.
2.2               By-Laws Dstage.com, Inc.

3                 Instruments Defining the Rights of Security Holders
3.1               See Exhibit 2.1 "Articles of Incorporation"

5                 Voting Trust Agreement
5.1               None

6                 Material Contracts
6.1               Lease Agreement

7                 Material Foreign Patents
7.1               None

12                Sales Materials
12.1              None

15                Additional Exhibits
15.1              Auditor's Letter of Consent

27                Financial Data Schedule
27.1              Financial Data Schedule

SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DSTAGE.COM, INC. CORPORATION



Date: June 9, 2000                By: /s/ Sue Perrault, President